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Filed Pursuant to
Rule 424(b)(3)
File No. 333-100916

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 4, 2003
to
Prospectus Dated December 4, 2002

12,000,000 AMERICAN DEPOSITORY SHARES
EACH REPRESENTING ONE ORDINARY SHARE OF
20 PENCE NOMINAL VALUE

INSIGNIA SOLUTIONS PLC

        This Prospectus Supplement supplements our prospectus, dated December 4, 2002, relating to the sale of up to 12,000,000 American Depository Shares of Insignia Solutions plc by Fusion Capital Fund II, LLC.

        You should only rely on the information provided in the prospectus, this prospectus supplement or any additional supplement. We have not authorized anyone else to provide you with different information. The shares are not being offered in any state where the offer is not permitted. You should not assume that the information in the prospectus or this prospectus supplement or any additional supplement is accurate as of any date other than the date on the front of those documents This Prospectus Supplement should be read in conjunction with the prospectus, and this Prospectus Supplement is qualified by reference to the prospectus except to the extent that the information herein contained supersedes the information contained in the prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

        Attached hereto and hereby made part of the prospectus as Appendix 1 is our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as filed on August 14, 2003. Prospective investors in our shares should carefully read each of these documents and the related financial information prior to making any investment decision. These reports and related exhibits also can also be obtained by mail for a fee from the public reference section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330, or through the SEC website at http://www.sec.gov.

        Each of the conditions to the commencement of purchases of our American Depository Shares pursuant to the securities subscription agreement with Fusion Capital Fund II, LLC have been satisfied or waived, and the commencement date under the securities subscription agreement occurred on September 4, 2003.

BUSINESS

Overview

        We were incorporated in 1985 as a limited company and re-registered as a public limited company in 1995. We commenced operations in 1986 and currently develop, market and support software technologies that enable mobile operators and phone manufacturers to update the firmware of mobile devices using standard over-the-air data networks. During 2001, we began development of a range of products ("Secure System Provisioning" or "SSP" products) for the mobile phone and wireless operator industry. These SSP products build on our position as a provider of software for manufacturers of mobile devices and allow wireless operators and phone manufacturers to reduce customer care and software recall costs, as well as increase subscriber revenue by deploying new mobile services based dynamically provisioned capabilities.

        Until April 2003, our principal product line was the Jeode™ platform, based on our Embedded Virtual Machine ("EVM"™) technology. The Jeode platform was our implementation of Sun Microsystems, Inc.'s ("Sun") Java® technology tailored for smart devices. On March 4, 2003 we entered into an agreement whereby esmertec AG, a private company registered in Switzerland, acquired all of Insignia's Java Virtual Machine (JVM) related assets, with the exception of Jeode (Insignia's JVM) intellectual property. esmertec became the exclusive master distributor of Insignia's JVM business. The transaction is valued at approximately $11 million and includes an asset purchase agreement with cash payments over a 3-year period, a license agreement and a co-marketing agreement to promote Insignia's product to esmertec mobile platform customers. esmertec will manage the existing Insignia JVM customer relationships and license the Insignia and esmertec technologies to sell to the combined customer base and silicon partners. esmertec will assume the entire JVM business through a final asset purchase in June 2004. Prior to 1998, the company's primary product line was SoftWindows™. This product enabled Microsoft Windows ("Windows"®) applications to be run on most Apple Computer Inc. ("Apple"®) Macintosh computers and many UNIX workstations. Revenues from this product line grew until 1995, but declined significantly after that date, along with margins. We also shipped RealPC, a low cost software product that allowed consumers to play games and other applications designed for Intel-based PCs on their Power Macintosh computers. In 1999, we took steps to discontinue these product lines.

        The Jeode platform has been our principal product line since the third quarter of 1999. With the sale of our JVM business to esmertec, our sole product line consists of our SSP products for the mobile handset and wireless carrier industry. The SSP product became available for trials in early 2003 and is expected to be available for shipment to customers in the second half of 2003. We have limited history with sales initiatives for new products. Additionally, the sales cycle for the SSP products are expected to take longer than the typical six to nine months to complete as seen with previous Insignia products.

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  Secure System Provisioning

        Insignia's Secure System Provisioning (SSP) is an end-to-end software system that enables mobile operators and terminal manufacturers to repair the system software on their subscribers' terminals as well as add new capabilities over-the-air. This helps to avoid terminal recalls due to software issues, reduces customer care call center costs, reduces churn due to dissatisfaction, and increases revenue per subscriber by upgrading terminal capabilities for new services.

        The telecommunications industry is moving very quickly to providing sophisticated data services on a wide variety of different mobile terminals. In 2002, over 50 million phones supporting sophisticated data services (Java, BREW, or Microsoft/Symbian/Palm native) were sold worldwide. As these devices become richer and more capable, network speeds in GPRS, GSM and CDMA technologies are starting to deliver the capacity necessary to fully utilize these devices.

        There are two important implications to this trend. First, as more and more advanced features are packed into the mobile terminals, the software becomes more complex and consequently leads to more software issues. Thus, the addition of more software on the terminal will also create a new critical challenge of ensuring the same level of reliability and performance that consumers have come to expect from their traditional mobile phones. In 2001, due to the increased software functionality, it is estimated that over 17% of feature phones in Japan had software problems, adding a significant maintenance expense for the telecommunications industry. More recent activity in Europe and North America reinforces this trend. We believe that curbing these costs through a comprehensive Over-The-Air Repair system will significantly reduce the need for in-store and through-the-mail repairs.

        Second, the new advanced data services will provide operators with a much-needed increase in the average revenue per user. However, to provide these new services, the next generation terminals will need to support a variety of new standards and technologies. The rapid introduction of new standards (for example, twelve new mobile Java standards were proposed in 2002 alone) combined with the time required to introduced a new phone (currently estimated to be approximately eighteen months) results in an operator's population of phones being significantly out of step with the state of the art mobile services. We believe that de-coupling the terminal lifecycle from the service lifecycle will enable operators to focus on new services and terminal manufacturers to decrease their time to market costs. This de-coupling can be achieved through a comprehensive Dynamic Capabilities system which will enable a wider range of mobile services to be sold to subscribers in a more timely manner.

Sales and Marketing

        We expect that sales of Secure System Provisioning will be achieved through a combination of direct-sales channels as well as partnerships that enable broader sales coverage and leverage of partner resources. The timing of customer transactions that occur in the direct or indirect sales channel is difficult to predict and revenues may vary significantly from quarter to quarter as a result. The failure to conclude a substantial customer transaction during a particular quarter could have a material adverse effect on our revenues and results of operations.

        We focus most of our efforts in marketing SSP to the mobile operator and phone manufacturer community. We are concentrating initially on selling our product line to markets that we believe will be early adopters of this technology and building partnerships with other telecom infrastructure providers that compliment the companies' server software and client software strategy.

Strategic Alliances

        Symbian Platinum Partner Agreement.    In July 2003, we signed an agreement with Symbian to cooperate in the development and marketing of SSP to operators and phone manufacturers using the Symbian operating system.

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Competition

        The market for the SSP product is fragmented and is characterized by technological change, evolving industry standards and rapid changes in customer requirements. Our existing products will be rendered less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand. The success of our new product introductions will depend on our ability to accurately anticipate industry trends and changes in technology standards, timely complete and introduce new product designs and features, continue to enhance our existing product lines, offer our products across a spectrum of microprocessor families used in the target markets, and respond promptly to customers' requirements and preferences.

        The introduction of new or enhanced products also requires that we manage the transition from older products to minimize disruption in customer ordering patterns. Development delays are commonplace in the software industry. We have experienced delays in the development of new products and the enhancement of existing products in the past and are likely to experience delays in the future. We may not be successful in developing and marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

        The SSP product line is targeted at the emerging mobile data industries, which are rapidly changing and are characterized by intense competition from existing competitors plus an increasing number of new entrants whose products compete with the SSP product. As the industry continues to develop, we expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Many of our current competitors, as well as potential competitors, have substantially greater financial, technical, marketing and sales resources than we do, and we may not be able to compete successfully against these companies. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products, which would result in reduced gross margins and could harm our ability to provide adequate service to our customers. Our pricing model for our software products is based on a derivative usage model. This pricing model may be subject to significant pricing pressures, including buy-out arrangements. Also, the market may demand alternative pricing models in the future. A variety of other potential actions by our competitors, including increased promotion and accelerated introduction of new or enhanced products, could also harm our competitive position.

Product Development

        We intend to release the SSP product for commercial deployment in the second half of 2003. We continue to develop additional functionality, particularly to provide compatibility with emerging standards and other infrastructure providers. Product development is subject to a number of risks, including development delays, product definition, marketing and competition. It is possible that development of the enhancements to our SSP product will not be completed in a timely manner and, even if they are developed, that the product line will not achieve or maintain customer acceptance. If we fail to commercialize our virtual machine technology successfully and in a timely manner, our business, financial condition and results of operations will suffer.

        We must continually change and improve our products in response to changes in operating systems, application software, computer hardware, networking software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable.

        At June 30, 2003, we had 16 full-time employees engaged in research and development, of whom 10 were located at our facility in the United Kingdom and 6 of whom were located at our facility in Fremont, California. In the past, the geographic distance between our engineering personnel in the

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United Kingdom and our principal offices in California and our primary markets in the United States and Japan has led to logistical and communication difficulties. In the future, we may experience similar difficulties, which may have a materially adversely impact on our business. Further, because a substantial portion of our research and development operations is located in the United Kingdom, our operations and expenses are directly affected by economic and political conditions in the United Kingdom.

English Corporation

        Insignia is incorporated under English law. One of our executive officers and two of our directors reside in England. All or a substantial portion of the assets of such persons, and a significant portion of the assets of Insignia, are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or against Insignia, in U.S. courts, judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon U.S. securities laws. In addition, the rights of holders of our ordinary shares and, therefore, certain of the rights of our ADS holders, are governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

Employees

        As of June 30, 2003, we employed 27 regular full-time employees, comprising 5 in sales, marketing and related staff activities, 16 in research and development and 6 in management, administration and finance. Of these, 10 research and development employees and one administrative employee are located in the United Kingdom. None of our employees are represented by a labor union, and we have experienced no work stoppages. We believe that our employee relations are good.

Proprietary Rights

        We rely on a combination of copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, consultants, distributors and corporate partners, and we limit access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise to obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. We license technology from Sun and various other third parties.

        We may, from time to time, receive communications in the future from third parties asserting that our products infringe, or may infringe, their proprietary rights. There can be no assurance that licenses to disputed third-party technology would be available on reasonable commercial terms, if at all. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation to determine the validity of any claims could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks, whether or not such litigation is determined in our favor. In the event of an adverse ruling in any such litigation, we may be required to pay substantial damages, discontinue the use and sale of infringing products, and expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. In the event of a successful claim against us and our failure to develop or license a substitute technology, our business, financial condition and results of operations would suffer. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become

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increasingly subject to infringement claims. Any such claims against us, with or without merit, as well as claims initiated by us against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

Facilities

        Our headquarters and principal management, sales and marketing and support facility are located in Fremont, California, and consist of approximately 8,000 square feet under a lease that will expire on April 1, 2006. Our principal European sales, research and development and administrative facility is located in High Wycombe, in the United Kingdom, and consists of approximately 5,000 square feet under a lease that will expire in August 2013.

Legal Proceedings

        On October 4, 1999, we filed suit against Citrix Systems Inc. and GraphOn Corporation in the Superior Court of the State of California, County of Santa Clara, relating to the misappropriation assertions of GraphOn and Citrix's refusal to release funds still remaining in escrow and breach of a Cooperation Agreement between Citrix and us. On March 15, 2000, GraphOn filed a suit against Citrix and us in the Superior Court of the State of California, County of Santa Clara, alleging trade secret misappropriation and breach of contract arising out of the same facts and circumstances set forth in our action against GraphOn. The two cases were consolidated. This case was settled out of court on April 5, 2001. The settlement did not involve any payment on the GraphOn claims against us, and the balance of an escrow account, $4.9 million, was released to us on April 20, 2001.

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MANAGEMENT

Executive Officers and Directors

        The names of our current executive officers and directors and their ages as of August 1, 2003 are as follows:

Name	Age	Position(s)
Mark E. McMillan	40	President and Chief Executive Officer
Linda Potts	44	Chief Financial Officer
Peter Bernard	37	Chief Product Officer
Paul Edmonds	58	Vice President, Engineering
Nicholas, Viscount Bearsted(2)	53	Chairman and Director
David G. Frodsham(2)	47	Director
John C. Fogelin(1)	37	Director
Vincent S. Pino(1)(2)	55	Director
Richard M. Noling(1)(2)	54	Director

(1)
Member of Compensation Committee

(2)
Member of Audit Committee

        Mark E. McMillan joined Insignia in November 1999 as Senior Vice President of Worldwide Sales and Marketing, was promoted to Executive Vice President of Worldwide Sales and Marketing in May, 2000 and Chief Operating Officer in October 2000. Mr. McMillan was promoted to President in July 2000. He was named was President and CEO on February 11, 2003. Before joining Insignia, Mr. McMillan served as Vice President of Sales, Internet Division, for Phoenix Technologies Ltd. Prior to that, Mr. McMillan served as Phoenix's Vice President and General Manager of North American Operations. Before joining Phoenix, he was founder, CEO and general partner of Vision Technologies, LLC, a manufacturer of segment-zero personal computers. Prior to that, Mr. McMillan co-founded and served as President of Softworks Development Corporation, a regional distributor of PC components that he sold in 1991.

        Linda C. Potts was named Chief Financial Officer of the Company on February 11, 2003. She joined the Company in March 1998 as U.S. Controller. Prior to joining Insignia, Ms. Potts served as Chief Financial Officer at Time Line Solutions Corporation and served in roles of increasing responsibility for other high-growth technology and health care businesses including QuadraMed Corporation and Conservco. Ms. Potts received her CPA in the State of Florida while working for KPMG Peat Marwick. She earned her B.A. degree in accounting from the University of South Florida.

        Peter Bernard During the last 14 years, Peter Bernard has held a variety of pioneering positions in the mobile industry and has been granted a patent and has patents pending in several areas including power management and mobile security. Currently, Mr. Bernard is Chief Product Officer at Insignia, responsible for directing the definition, implementation and evolution of Insignia's products and marketing messages for mobile operator device manufacturers. He serves on Java Community Process Executive Committee, one of fifteen people that drive the definition of "what is mobile Java." Prior to coming to Insignia, Mr. Bernard served as Vice President of Products and Marketing at E-Color, a high performance image server software company, transforming the company from PC OEM software to internet infrastructure provider for leading retailers such as Bloomingdale's and L'Oreal. E-Color now powers Sprint PCS Vision's photo sharing service as part of Lightsurf, Inc. Previous to E-Color,

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Mr. Bernard was responsible for marketing and product strategy at Phoenix Technologies for firmware solutions targeted at mobile consumer electronics and industrial devices. Mr. Bernard was also responsible for mobile PC firmware products, pioneering Phoenix NoteBIOS, the company's flagship mobile product that became the de facto power management firmware solution for mobile PCs. Mr. Bernard has a B.S. in Computer Engineering from Boston University.

        Paul Edmonds is responsible for all engineering of Insignia Secure System Provisioning. Mr. Edmonds has 20+ years of industry experience and has held a variety of key engineering management positions with major companies in the telecommunications and mobile services industries. Prior to joining Insignia, Mr. Edmonds was a co-founder and Vice President of Engineering at @Motion, Inc. While at @Motion, he directed the development of an Internet Voice Portal product. He also was lead inventor on five patents in scalable fault tolerant computer systems. Three of these patents have been awarded and two are pending. Following the acquisition of @Motion by Phone.com/Openwave Systems, Mr. Edmonds continued his work with telephony and unified messaging.

        Nicholas, Viscount Bearsted has served as Chairman of the Board of Directors of Insignia since March 1997 and as a director of Insignia since January 1988. He also served as Chairman of the Board from January 1988 to March 1995, and he was Insignia's Chief Executive Officer from September 1988 until September 1993. From May 1999 to July 2000 he also served as Chief Executive Officer of Airpad Ltd., a company based in the United Kingdom that developed and manufactured peripheral products for the games console and personal computer market. From January 1996 to May 1996, he served as Chief Executive Officer and a director, and from April 1994 to January 1996, as Deputy Chief Executive Officer and a director, of Hulton Deutsch Collection Ltd., a photographic content provider. He founded Alliance Imaging Inc. in 1984 and served as a senior executive until 1987 and as a director until 1988. Since 1980, he has been a corporate and computer consultant. He received a Bachelors degree in chemistry from Oxford University in 1972. He also serves as a Director of Mayborn Group plc.

        David G. Frodsham was appointed a director of Insignia in August 1999. He currently serves as Chief Executive Officer of Argo Interactive Group plc, a British software company specializing in device intelligence from the wireless internet. Previously he was Chief Operating Officer with Phoenix Technologies Ltd from 1998 through 1999. At Phoenix, he was the General Manager Europe from 1994 to 1996, Vice President and General Manager, PC Division during 1997, and Senior Vice President Products Division from 1997 to 1998. Prior to that he founded and was CEO for Distributed Information Processing Research Ltd., involving software design for the handheld/palmtop market. Before that he was International Business Manager with Psion PLC, and also held technical and marketing positions with SEL and Zeneca. He received a B. Sc. from Kings College, London and an MBA from INSEAD in France.

        John C. Fogelin was appointed a director of Insignia in January, 2001. He currently serves as a Wind River Fellow. Mr. Fogelin oversees all aspects of research and development for the Wind River Tornado tools and VXWorks operating system. He served in various other positions at Wind River Systems, Inc. since 1987. Prior to Wind River Systems, Mr. Fogelin designed hardware for embedded applications used in devices ranging from biomedical equipment to arcade games.

        Mr. Noling served as Chief Executive Officer and a director of the Company from March 1997 until February 11, 2003. Mr. Noling currently serves as the Chief Executive Officer of ThinGap Motors, a manufacturer of a patented, innovative line of brushless and brush motors without wire windings or iron cores. He also served as Chief Financial Officer, Senior Vice President of Finance and Operations and Company Secretary of Insignia between April 19, 1996 and October 1, 1997 and Chief Operations Officer of Insignia between February and March 1997. He received a Bachelor of Arts degree in aerospace and mechanical engineering science from the University of California (San Diego) in 1970.

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He received an M.A. degree in theology from the Fuller Theological Seminary in 1972, and an M.S. degree in business administration in 1979 from the University of California (Irvine).

        Vincent S. Pino was appointed a director of Insignia in October 1998. He served as President of Alliance Imaging, Inc. since February 1998. Alliance Imaging is a provider of diagnostic imaging and therapeutic services. Mr. Pino began his association with Alliance in 1988 as Chief Financial Officer. From 1991 through 1993 Mr. Pino held the position of Executive Vice President and Chief Financial Officer. From 1986 to 1988, Mr. Pino was President of Pacific Capital, where he provided financial consulting services to corporations and publicly registered real estate limited partnerships. Prior to joining Pacific Capital, Mr. Pino held executive staff positions with Petrolane Incorporated, a diversified services company. Mr. Pino received an MBA and a B.S. degree in finance from the University of Southern California in 1972 and 1970, respectively.

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APPENDIX 1

        Quarterly Report on Form 10-K for the quarter ended June 30, 2003, as filed on August 14, 2003

APPENDIX 2

Quarterly Report on Form 10-Q, as filed on May 16, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2003
or,
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-27012

Insignia Solutions plc
(Exact name of Registrant as specified in its charter)

England and Wales (State or other jurisdiction of incorporation or organization)	Not applicable (I.R.S. employer identification number)
41300 Christy Street Fremont California 94538 United States of America (510) 360-3700	Mercury Park, Wycombe Lane Wooburn Green High Wycombe, Bucks HP10 0HH United Kingdom (44 1628-539500)

(Address and telephone number of principal executive offices and principal places of business)

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act): Yes ☐    No ☒

        As of May 5, 2003, there were 20,088,709 ordinary shares of £0.20 each nominal value, outstanding.

INSIGNIA SOLUTIONS PLC

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

INSIGNIA SOLUTIONS PLC
CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands, unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$124	$726
Restricted cash	90	250
Accounts receivable, net of allowances of $28 and $50, respectively	397	931
Tax receivable	706	702
Prepaid royalties	901	1,000
Prepaid expenses	478	695
Other current assets	441	438

Total current assets	3,137	4,742
Property and equipment, net	186	230
Prepaid royalties	1,381	1,381
Other non-current assets	—	100

	$4,704	$6,453

LIABILITIES, MANDATORILY REDEEMABLE WARRANTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,124	$665
Accrued liabilities	818	950
Accrued severance	209	—
Note payable	1,000	—
Deferred revenue	451	534
Income taxes payable	187	191

Total current liabilities	3,789	2,340

Commitments and Contingencies (Note 6)
Mandatorily redeemable warrants	1,440	1,440

Shareholders' equity:
Ordinary shares	6,445	6,444
Additional paid-in capital	59,901	59,901
Accumulated deficit	(66,410)	(63,211)
Other accumulated comprehensive loss	(461)	(461)

Total shareholders' equity	(525)	2,673

	$4,854	$6,453

The accompanying notes are an integral part of these condensed consolidated financial statements.

INSIGNIA SOLUTIONS PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share amounts, unaudited)

	Three months ended March 31,
	2003	2002
Net revenues:
License	$192	$2,988
Service	187	556

Total net revenues	379	3,544

Cost of net revenues:
License	115	1,014
Service	52	197

Total cost of net revenues	167	1,211

Gross margin	212	2,333

Operating expenses:
Sales and marketing	645	1,721
Research and development	1,306	1,196
General and administrative	1,144	938
Restructuring	326	—

Total operating expenses	3,421	3,855

Operating loss	(3,209)	(1,522)
Interest income (expense), net	(1)	21
Other income (expense), net	13	(32)

Loss before income taxes	(3,197)	(1,533)
Provision (benefit) for income taxes	2	(561)

Net loss	$(3,199)	$(972)

Basic and diluted net loss per share	$(0.16)	$(0.05)

Weighted average shares and share equivalents:
Basic and diluted	20,089	19,574

The accompanying notes are an integral part of these condensed consolidated financial statements.

INSIGNIA SOLUTIONS PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands, unaudited)

	Three months ended March 31,
	2003	2002
Cash flows from operating activities:
Net loss	$(3,199)	$(972)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	45	67
Allowance for doubtful accounts	(22)	(15)
Net changes in assets and liabilities:
Accounts receivable	556	1,446
Tax receivable	(4)	—
Prepaid royalties	99	(741)
Prepaid expenses	217	4
Other current assets	(3)	—
Other noncurrent assets	100	—
Accounts payable	459	7
Accrued liabilities	(132)	(15)
Accrued severance	209	—
Deferred revenue	(83)	(2,360)
Income taxes payable	(4)	(2)

Net cash used in operating activities	(1,762)	(2,581)

Cash flows from investing activities:
Purchases of property and equipment	(1)	—
Proceeds from sale of property and equipment	—	(21)
Proceeds from release of restricted cash	160	—
Proceeds from note payable	1,000	—

Net cash provided by (used in) investing activities	1,159	(21)

Cash flows from financing activities:
Proceeds from issuance of shares, net	—	(1)
Proceeds from exercise of warrants	—	481
Proceeds from exercise of stock options	1	61

Net cash provided by financing activities	1	541

Net decrease in cash and cash equivalents	(602)	(2,061)
Cash and cash equivalents at beginning of the period	726	8,643

Cash and cash equivalents at end of the period	$124	$6,582

The accompanying notes are an integral part of these condensed consolidated financial statements.

INSIGNIA SOLUTIONS PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(unaudited)

Note 1. Basis of presentation

        The accompanying condensed consolidated financial statements and related notes include the accounts of Insignia Solutions plc ("Insignia", "us" or "we") and its wholly owned subsidiaries and are unaudited. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position and results for the interim period have been included. Interim results are not necessarily indicative of results for a full year.

        During the past 24 months, we have incurred an aggregate loss from operations and negative operating cash flows of $21,230,000 and $19,156,000, respectively. We have undertaken measures to reduce operating expenses and redesign our commercial efforts to adapt to new developments. As part of these new developments, our current plans may require obtaining additional financing within the next 12 months. If such financing is not obtained, or if we experience a significant shortfall in expected revenue, we will need to further reduce the level of expenses in order to meet our working capital requirements during the next 12 months.

        Assuming the receipt of the $6.9 million due from esmertec A.G. ("esmertec") under the Asset Purchase Agreement and the Master Distribution and License Agreement, each dated March 4, 2003, and the definitive agreements signed on April 23, 2003 (see Note 5), and assuming that management achieves its plans to generate SSP revenue in the second half of the year while controlling operating costs, we believe that Insignia will have sufficient funds to meet its operating and capital requirements through the end of fiscal year 2003. However, there can be no assurance that we will not require additional funding or that we will be able to obtain additional funding if needed, on acceptable terms or at all. The failure to raise additional funds, if needed, on a timely basis and on sufficient favorable terms could have a material adverse effect on our business, operating results and financial condition. Insignia's liquidity may also be adversely affected in the future by factors such as continued higher interest rates, inability to borrow without collerateral, availability of capital financing and continued operating losses. In addition, as of March 31, 2003, we were not in compliance with the minimum stock price and total shareholders' equity requirements to maintain the listing of our ADSs on the Nasdaq SmallCap Market. These circumstances raise substantial doubt about Insignia's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        We follow accounting policies that are in accordance with principles generally accepted in the United States of America. We conduct most of our business in U.S. dollars. All amounts included in the financial statements and in the notes herein are in U.S. dollars unless designated "£", in which case they are in British pound sterling. The exchange rates used between the U.S. dollar and the British pound sterling were $1.58 and $1.43 (expressed in U.S. dollars per British pound sterling) at March 31, 2003 and 2002, respectively.

        The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year, which ends on December 31, 2003.

        These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2002, included in Insignia's 2002 Annual Report and Form 10-K.

Note 2. Net income (loss) per share

        Net income (loss) per share is presented on a basic and diluted basis, and is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of warrants and stock options (using the treasury stock method). Under the basic method of calculating net income (loss) per share, ordinary equivalent shares are excluded from the computation. Under the diluted method of calculating net income (loss) per share, ordinary equivalent shares are excluded from the computation if their effect is antidilutive.

        Statement regarding computation of loss per share (in thousands except per share data):

	Three months ended March 31,
	2003	2002
Net loss	$(3,199)	$(972)

Calculation of basic and diluted loss per share:
Weighted average number of ordinary shares outstanding used in computation	20,089	19,574

Basic and diluted loss per share	$(0.16)	$(0.05)

        If Insignia had reported net income, the following weighted average number of options and warrants would not be included in the calculation of diluted EPS because their inclusion would have been anti-dilutive:

	Three months ended March 31,
	2003	2002
Options	3,308,179	69,739
Warrants	4,191,334	189,653

Note 3. Comprehensive income (loss)

        Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires that all items recognized under accounting standards as components of comprehensive earnings be reported in an annual statement that is displayed with the same prominence as other annual financial statements. SFAS 130 also requires that an entity classify items of other comprehensive earnings by their nature in an annual financial statement. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources.

Note 4. Stock based compensation

        On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148 ("SFAS No. 148"), "Accounting for Stock Based Compensation-Transition and Disclosure", which amends SFAS No. 123. SFAS No. 148 requires more prominent and frequent disclosures about the effects of stock-based compensation, which we have adopted for the year ended December 31, 2002. We account for our employee stock option plans and employee stock purchase plan in accordance with provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB No. 25," and complies with the disclosure provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") in these notes to consolidated financial statements. Under APB No. 25, compensation costs is determined based on the difference, if any, on the grant date between the fair value of our stock and the amount an employee must pay to acquire the stock.

        Stocks, stock options, and warrants for stock issued to non-employees have been accounted for in accordance with the provisions of SFAS 123 and Emerging Issue Task Force Issue No. 96-18, ("EITF 96-18") "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services".

Fair value disclosures

        Had the compensation cost for our stock option plans and the Purchase Plan been determined based on the fair value at the grant dates, as prescribed in FAS 123, the net income (loss) and net income (loss) per share would have been adjusted to the pro-forma amounts indicated below (in thousands, except per share data):

	Three months ended March 31,
	2003	2002
Net loss-as reported	$(3,199)	$(972)
Less stock based compensation expense determined under fair value based method	(1,926)	(2,417)
Pro forma Net loss-pro forma	(5,125)	(3,389)
Net loss per share-basic as reported	(0.15)	(0.05)
Net loss per share-basic Pro forma	(0.25)	(0.17)
Net loss per share-diluted as reported	(0.15)	(0.05)
Net loss per share-diluted pro forma	$(0.25)	$(0.17)

        In accordance with the disclosure provisions of FAS 123, the fair value of employee stock options granted the three months ended March 31, 2003 and 2002 was estimated at the date of grant using the Black-Scholes model and the following weighted average assumptions:

	Three months ended March 31,
	2003	2002
Stock Options:
Volatility range	59%	71%
Risk-free interest rate range	1.0 - 3.1%	1.8 - 4.2%
Dividend yield	0%	0%
Expected life (years)	4	4
Employee Stock Purchase Plan:
Volatility range	59%	71%
Risk-free interest rate range	1.2%	1.7%
Dividend yield	0%	0%
Expected life (years)	.5	.5

        Total comprehensive loss was not different from the net loss reported for the three months ended March 31, 2003.

Note 5. New accounting pronouncements

        In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No., "Accounting for Exit or Disposal Activities" ("SFAS 146"). SFAS 146

addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under the Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that meets the criteria of EITF No. 94-3 prior to the adoption of SFAS 146. The effect on adoption of SFAS 146 will change on a prospective basis the timing of when restructuring charged are recorded from a commitment date approach to when the liability is incurred. SFAS 146 was adopted in the first quarter of 2003. The adoption of SFAS 146 did not have a material effect on our financial position, results of operations, or cash flows.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entiity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We adopted FIN 46 effective February 1, 2003. The adoption of FIN 46 did not have a material impact on our financial position, results of operation or cash flows.

Note 6. Esmertec Agreements

        On February 7, 2003, we entered into a loan agreement with esmertec whereby esmertec loaned Insignia $1 million. The loan was made in two installments of $500,000 each on February 13, 2003 and February 26, 2003. The rate of interest on each loan is at prime plus two percent. Accrued interest is due on the last day of each month. The accrued interest as of March 31, 2003 was $6,730. The principal and any outstanding accrued interest is due on or before February 3, 2004.

        On March 4, 2003, we entered into several other agreements (the "Agreements") with esmertec including a definitive agreement to sell certain assets relating to our Java Virtual Machine ("JVM") line of business in exchange for $3.5 million payable in installments. Payments under the agreement would be $800,000 on April 18, 2003, $800,000 on July 23, 2003, $800,000 on October 15, 2003, $800,000 on January 15, 2004 and $300,000 on April 15, 2004. The assets primarily included the fixed assets, customer agreements and employees related to the JVM line of business. The transaction closed on April 23, 2003. Under the terms of the Agreements, esmertec became the exclusive master distributor of the JVM technology in exchange for $3.4 million in minimum guaranteed royalties through June 30, 2004 at which time, the JVM technology rights will transfer to esmertec. Minimum payments under the license are as follows:

DUE DATE	PAYMENT
April 30, 2003	$250,000
May 15, 2003	$200,000
July 15, 2003	$200,000
July 31, 2003	$250,000
August 15, 2003	$200,000
October 15, 2003	$200,000
October 31, 2003	$250,000
November 15, 2003	$200,000
January 15, 2004	$200,000
January 31, 2004	$250,000
February 15, 2004	$200,000
April 15, 2004	$200,000
May 15, 2004	$200,000
July 15, 2004	$200,000
August 15, 2004	$200,000
October 15, 2004	$200,000
Total	$3,400,000

        In addition, we can earn up to an additional $4.0 million over the next three years based on a percentage of esmertec's future sales of the JVM product. Additionally, the parties have entered into a cooperative agreement to promote Insignia's Secure System Provisioning ("SSP") software product to esmertec's mobile platform customers. The Agreements provide for esmertec to manage the existing Insignia JVM customer relationships and license the Insignia and esmertec technologies to sell to the then combined customer base and business partners. Under the Agreements, esmertec will assume the entire JVM business through a final asset purchase in June 2004.

        As part of the sale of our JVM business, we transferred 42 employees to esmertec, of which 31 were development engineers. In addition, as part of the sale, esmertec entered into an agrement with our U.K. building landlord to assume the lease on one of the two buildings leased by Insignia.

        The Jeode platform had been our principal product line since the third quarter of 1999. With the completion of the sale of our JVM business to esmertec in April 2003, Insignia's sole product line will consist of its SSP products for the mobile handset and wireless carrier industry. The SSP product became available for lab and market trials in early 2003 and is expected to be available for shipment to customers in the second half of 2003.

        On February 11, 2003, we announced a restructuring of the organization to focus on the SSP technology. As part of the restructuring, Richard Noling resigned as Chief Executive Officer and Acting Chief Financial Officer. Mark McMillan, President and Chief Operating Officer, was promoted to Chief Executive Officer and Linda Potts, Controller, was promoted to Chief Financial Officer.

        In September 2001, Insignia and Sun Microsystems, Inc. ("Sun") entered into Amendment No. 3 (the "Amendment") to the Technology License and Distribution Agreement (the "Distribution Agreement") between the two companies. In addition, in June 2001, the two companies entered into an addendum (the "Addendum") to the Distribution Agreement relating to distribution of products to an Insignia customer. The Amendment and the Addendum each require Insignia to make non-refundable royalty prepayments to Sun. A total of $7.0 million of prepaid royalties were paid to Sun under these agreements through the third quarter of 2002. There are no additional royalty prepayments due to Sun under this agreement. The amended Distribution Agreement expires June 30, 2004. Any unused royalty prepayments outstanding on June 30, 2004 are forfeited. The prepaid royalty balance as of March 31, 2003 was $2.3 million.

        During 1998, Insignia sublet until March 2002 facilities it previously occupied in the United Kingdom, on substantially the same terms as those applicable to Insignia. In January 2002, Insignia entered into an agreement with the landlord to terminate the lease on April 3, 2002 and paid a surrender payment of approximately $470,000.

Note 7. Commitments and Contingencies

Guarantee Agreements

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee. FIN 45 also requires significant new disclosures, in both interim and annual financial statements by a guarantor about obligations associated with guarantees issued.

        Insignia, as permitted under Delaware law and in accordance with our Bylaws, indemnifies our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum amount of potential future indemnification is unlimited; however we do have a Director and Officer Insurance Policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of the insurance policy coverage we believe the fair value of these indemnification agreements is minimal.

        In our sales agreements, we typically agree to indemnify our customers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties for the products, as delivered by Insignia. The terms of these indemnification agreements are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited, however, we normally retain the right to limit the remedies the customer may receive. We have not paid any amounts to settle claims or defend lawsuits.

        Insignia, on a limited basis, has granted price protection. The terms of these agreements are generally perpetual. We have not recorded any liabilities for these potential future payments either because they are not probable or we have yet to incur the expense.

        Insignia warrants the binary version of its software products against defects in material and workmanship under normal use and service for a period of ninety days. All warranties are disclaimed for source code licenses. There is no warranty accrual recorded because potential future payments either are not probable or we have yet to incur the expense.

Note 8. Segment reporting

        Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), provides for segment reporting based upon the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of Insignia's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers.

        We operate in a single industry segment providing virtual machine technology which enables software applications and operating systems to be run on various computer platforms. In the first quarter of 2003, Hewlett-Packard Company accounted for 34% of total revenues. In the first quarter of 2002, Phoenix Technologies, Ltd. ("Phoenix"), accounted for 78% of total revenues. No other customer accounted for 10% or more of Insignia's total revenues during the first quarter of 2003 and 2002.

Geographic information

        Financial information by geographical region is summarized below (in thousands):

	Three months ended March 31,
	2003	2002
Revenues from unaffiliated customers:
United States	$332	$3,512
International	47	32

Consolidated	$379	$3,544

Intercompany revenues:
United States	$38	$25
International	148	1,468
Intercompany items and eliminations	(186)	(1,493)

Consolidated	$—	$—

Operating loss:
United States	$(1,526)	$(891)
International	(1,683)	(631)

Consolidated	$(3,209)	$(1,522)

Identifiable assets:
United States	$2,963	$11,029
International	34,754	39,238
Intercompany items and eliminations	(33,013)	(35,300)

Consolidated	$4,704	$14,967

Long-lived assets:
United States	$1,454	$166
International	33,126	35,540
Intercompany items and eliminations	(33,013)	(35,300)

Consolidated	$1,567	$406

        All of the international revenues and substantially all of the international identifiable assets relate to Insignia's operations in the United Kingdom. Intercompany sales are accounted for at prices intended to approximate those that would be charged to unaffiliated customers.

        Revenue by geographic area for the quarter ended March 31, 2003 was as follows (in thousands):

	U.S.	U.S. Exports	Europe	Total
Distributor	$69	$22	$40	$131
OEM	221	7	3	231
End User	4	9	4	17

Total	$294	$38	$47	$379

Percentage of total revenue	78%	10%	12%	100%

        Revenue by geographic area for the quarter ended March 31, 2002 was as follows (in thousands):

	U.S.	U.S. Exports	Europe	Total
Distributor	$2,858	$60	$—	$2,918
OEM	518	71	9	598
End User	6	—	22	28

Total	$3,382	$131	$31	$3,544

Percentage of total revenue	95%	4%	1%	100%

        There were no foreign countries that accounted for more than 10% of total revenue.

Note 9. Equity transactions and warrants

        On December 9, 1999, we entered into agreements whereby we issued 1,063,515 ordinary shares in American Depository Shares ("ADS") form at a price of $4.23 per share to Castle Creek Technology Partners LLC and four other investors of whom one is a member of our board of directors. We also issued warrants to the purchasers to purchase a total of 319,054 ADSs at the price of $5.29 per share. The warrants expire on December 9, 2004. We received $4.5 million less offering expenses totaling $0.4 million. The securities were issued in reliance upon the exemption from registration provided under Regulation D promulgated under the Securities Act. An issuance of shares and warrants on November 24, 2000 has had a dilutive effect on the warrants issued in the December 9, 1999 placement, resulting in an increase in the number of ADSs issuable to 353,834, and a decrease of the exercise price to $4.77. An issuance of shares and warrants on February 12, 2001 also triggered the anti-dilution provisions of the placement of December 9, 1999. However, the effect of such dilution was less than 1% of the exercise price, and consequently such adjustment is deferred until such time as the accumulation of this adjustment and future adjustments exceed at least 1% of the exercise price.

        During 2000, we issued a total of 19,994 ordinary shares in ADS form at various prices, ranging from $6.281 to $16.50 to a director of Insignia, as payment for draw down fees under a Line of Credit arrangement entered into in March 2000. The securities were issued in reliance upon the exemption from registration provided under Section 4 (2) of the Securities Act.

        On November 24, 2000 we entered into agreements whereby we issued 3,600,000 ordinary shares in ADS form at a price of $5.00 to a total of 23 investors, including Sun Microsystems, BSquare, and a member of our board of directors. We also issued warrants to purchase 1,800,000 ADSs to the investors at an exercise price of the lower of the average quoted closing sale price of our ADSs for the ten trading days ending on the day preceding the date of the warrant holder's intent to exercise less a 10% discount, and $6.00. The warrants expire on November 24, 2003, however, subject to certain conditions, if the quoted sale price of the ADSs exceed $9.00 per share for any thirty consecutive trading days, we may cancel the warrants upon sixty days prior written notice. We received $18.0 million less offering expenses totaling $2.0 million. We also issued warrants to purchase 225,000 ADSs to the placement agent exercisable at a price of $5.00. These warrants expire on November 24, 2005. The securities were issued in reliance upon the exemption from registration provided under Regulation D promulgated under the Securities Act.

        On December 31, 2000 we issued a total of 251,333 ordinary shares in ADS form to Quantum Peripherals (Europe) SA, at a per share price of $4.23 per share under the terms of a convertible promissory note entered into on October 20, 1999. The securities were issued in reliance upon the exemption from registration provided under Section 4 (2) of the Securities Act based on the fact that the shares were sold by the issuer in a sale not involving a public offering.

        On February 12, 2001 we entered into agreements whereby we issued 940,000 ordinary shares in ADS form at a price of $5.00 to a total of 4 investors, including Wind River Systems, Inc., and a member of our board of directors. We also issued warrants to purchase 470,000 ADSs to the investors, at an exercise price of the lower of the average quoted closing sale price of our ADSs for the ten trading days ending on the day preceding the date of the warrant holder's intent to exercise less a 10% discount, and $6.00. The warrants expire on February 12, 2004, however, subject to certain conditions, if the quoted sale price of the ADSs exceed $9.00 per share for any thirty consecutive trading days, we may cancel the warrants upon sixty days prior written notice. We received $4.7 million less offering expenses totaling $0.5 million. We also issued warrants to purchase 25,000 ADSs to the placement agent exercisable at a price of $5.00. These warrants expire on February 12, 2006. The securities were issued in reliance upon the exemption from registration provided under Regulation D promulgated under the Securities Act.

        In April 2001, three investors exercised their warrants for 282,500 ADSs. We received $682,283, net of $19,117 for legal fees for the warrant exercises. In March 2002, three investors exercised their warrants for 400,000 ADSs. We received $480,400, net of $15,400 for legal fees for the warrant exercises.

Subscription Agreement

        On October 17, 2002, we entered into a securities subscription agreement ("Agreement") with Fusion Capital Fund II, LLC ("Fusion Capital"), pursuant to which Fusion Capital has agreed to purchase, on each trading day following the effectiveness of a registration statement covering the American Depository Shares to be purchased by Fusion Capital, $10,000 of our American Depository Shares up to an aggregate of $6.0 million over a period of 30 months. The purchase price of the American Depository Shares will be equal to a price based upon the future market price of the shares without any fixed discount to the market price. In order to be in compliance with Nasdaq rules, we could not sell our ordinary shares to Fusion Capital at a price below $0.38, which represents the greater of the book value per share of our ordinary shares as of September 30, 2002, or the closing sale price per share of our ADSs on October 16, 2002 which was $0.38. If we elect to sell our shares to Fusion Capital at a price per share below $0.38, we first would be required to obtain shareholder approval in order to be in compliance with applicable Nasdaq rules. Under the laws of England and Wales, we are not permitted to sell our ADSs at a purchase price that is less than the nominal value of our ordinary shares. Currently, the nominal value per ordinary share is the U.S. dollar equivalent of 20.5 pence. As of March 31, 2003, we had not sold any shares under this Agreement. We have incurred approximately $350,000 in expenses which were in December 2002. As of March 31, 2003, the closing market price of our shares was $0.22 per share. As a result, we do not anticipate selling any shares under our agreement with Fusion Capital unless and until the market price of our shares increases from current levels. In addition, the sale of our shares to Fusion Capital under the Agreement is subject to other conditions which have not been met.

        Under the terms of the Agreement, we issued to Fusion Capital one redeemable warrant for American Depository Shares representing 1,000,000 ordinary shares, and one non-redeemable warrant for American Depository Shares representing 1,000,000 ordinary shares. The redeemable warrant may be redeemed by Insignia at any time on or before June 30, 2003 for an aggregate redemption price of $200,000. The exercise price per share of each warrant is the U.S. dollar equivalent of 20.5 pence. Each warrant expires on September 30, 2007. The fair value of the warrants was estimated at $544,000 on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk-free rate of 2.5%; volatility of 101%; and an expected life of five years. The fair value of the warrants have been expensed in other expense entirely for the year ended December 31, 2002. Unless an event of default occurs under the Agreement, the shares issuable upon exercise of these warrants must be held by Fusion Capital until 30 months from the date of the Agreement or the date the

Agreement is terminated. The warrants are immediately exercisable; however, Fusion Capital may not exercise the warrants if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our shares outstanding at the time of the exercise by Fusion Capital. The Agreement and the forms of the Registration Rights Agreement, the Redeemable Warrant and the Non-Redeemable Warrant between Insignia and Fusion Capital are filed as Exhibits to the 8-K dated October 22, 2002.

Dilution Adjustments

        In December 1999, we issued 1,063,515 ordinary shares in ADS form at a price of $4.23 per share through a private placement. Along with ADSs, we also issued to the investors warrants that entitle them to purchase a total of 319,054 ADSs at an exercise price of $5.29 per ADS. As described below, the exercise price and the number of ADSs issuable under the warrants are subject to various adjustments. In addition, we may issue additional warrants that entitle the investors to purchase ADSs at the nominal value on designated adjustment dates in the future.

        Under the December 1999 private placement, the investors received warrants to purchase three ADSs for every 10 ADSs they purchased. The exercise price of the warrants was set at 125% of the original per ADS purchase price, or $5.29. However, the warrants contain anti-dilution provisions which decrease this exercise price and increase the number of ADSs purchasable if we sell or are deemed to sell any shares at below market price during the term of the warrants, which ends on December 9, 2004. The private placement that closed on November 24, 2000 was a sale which triggered the anti-dilution provisions in the warrants, and, as a consequence, the exercise price of the warrants has been decreased from $5.29 to $4.77 per ADS, and the number of ADSs purchasable has increased to 353,834. The private placement on February 12, 2001 also triggered the anti-dilution provisions of the issuance of December 9, 1999. However, the effect of such dilution was less than 1% of the exercise price and consequently such adjustment is deferred until such time as the accumulation of this adjustment and future adjustments exceed at least 1% of the exercise price.

        As part of their warrant agreements, the investors may be entitled to cash payments upon the occurrence of certain Major Transactions, as defined in the warrant agreements, including change of control provisions. Cash payments are determined in a methodology described in the agreement. Such methodology is impacted by market price. A major transaction is defined as a merger, reorganization, or sale of all or substantially all of the assets of Insignia in which the stockholders of Insignia immediately prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent) immediately after the transaction.

        Under the December 1999 private placement, the investors were entitled to additional warrants to purchase ADSs at £0.20 nominal value per share if the average of the closing bid price of the ADSs over the ten days before an adjustment date was less than $4.23. The adjustment dates commenced on March 10, 2000 and occurred on the 10th of each month through March 10, 2001, inclusive. The rights for an adjustment date to occur would terminate upon release of at least $4.75 million of the funds held in escrow by Citrix on December 9, 1999. However, not enough of the funds held were released to trigger this termination. As calculated the average bid price of our ADSs on all the adjustment dates exceeded $4.23 per share and consequently no adjustment occurred. The adjustment rights have now expired.

        We obtained a third-party valuation to allocate fair value to amounts received from the private placement between the ADSs and the warrants. In 1999 the amount allocated to mandatorily redeemable warrants totaled $1.440 million, of which $0.590 million was allocated to the warrant, and $0.850 million was allocated to the additional warrant. Of the remaining net proceeds received, $2.619 million was allocated to mandatorily redeemable capital. The $2.619 million of mandatorily redeemable capital was reclassed, when the registration statement for the ADSs and the ADSs underlying the warrants issued in the December 1999 private placement became effective on March 28,

2000, of which $0.340 million was classified as ordinary shares and $2.279 million was classified as additional paid-in capital.

        Amounts classified as warrants will remain outside of shareholders' equity for the life of the warrant or until they are exercised, whichever occurs first. This classification reflects certain potential cash payments that may occur, should we complete a major transaction, such as a takeover, during the life of the warrants. If a major transaction had occurred as of March 31, 2003, the maximum cash payout would have been approximately $12,030 based on the estimated Black-Scholes value of the warrant.

        Limitations in the transaction agreements preclude these investors in question from achieving certain levels of beneficial ownership. The securities purchase agreement, the warrants and the additional warrants contain the restriction that we may not issue and a selling investor may not purchase, and the warrants and additional warrants may not be exercised for any ADSs if doing so would cause such investor to beneficially own more than 9.9% of the total ordinary shares in issue as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. Under the additional warrants, if such investors are prohibited from exercising the additional warrant as a result of the 9.9% restriciton, the selling investor may, at its option and in addition to its other rights under the securities purchase agreement and the warrant, retain the warrant or demand payment, in cash, from us in an amount calculated by the Black-Scholes formula multiplied by the number of ADSs for which the additional warrant was exercisable, without regard to any limits on exercise. The restrictions on the levels of beneficial ownership in these documents do not, however, restrict those investors from exercising the warrants or additional warrants up to those limitations, selling ADSs to decrease their level of beneficial ownership, and exercising the warrants to receive additional ADSs. This could result in additional dilution to the holders of our ADSs and a potential decrease in the price of the ADSs.

        The following table summarizes activity on warrants:

	Warrants outstanding and exercisable	Warrants outstanding exercise price
Balance, December 31, 2001	2,591,334	$4.77 - $6.00(1)
Granted	2,000,000	Par value
Exercised	(400,000)	$1.24(1)
Balance, December 31, 2002	4,191,334	Par value - 6.00(1)
Granted	—	—
Exercised	—	—
Balance, March 31, 2003	4,191,334	Par value - 6.00(1)

        The $6.00 warrants are the lesser of $6.00 or 90% of 10-day average market value

Note 10. Line of credit

        On March 28, 2002, Insignia's U.S. subsidiary, Insignia Solutions, Inc. ("Insignia U.S.") entered into an accounts receivable financing agreement with Silicon Valley Bank. The financing agreement allowed Insignia U.S. to borrow an amount up to 80% of eligible receivables not to exceed $1,200,000, with interest at the bank's prime rate plus two percentage points. The agreement was cancelled on February 12, 2003, and the UCC filing liens on the assets of Insignia U.S. were terminated. No funds were ever borrowed under this credit facility.

Note 11. Related party transaction

        During the three months ended March 31, 2003 and the twelve months ended December 31, 2002, Insignia recognized revenue of $22,000 and $4,200,000, respectively, from Phoenix. The CEO of Phoenix was a director on Insignia's board of directors from March 1997 until March 2001.

        During the three months ended March 31, 2003 and the twelve months ended December 31, 2002, Insignia recognized revenue of $0 and $300,000, respectively, from Wind River Systems, Inc. ("Wind River"). Wind River participated in a private placement of equity in Insignia in February 2001 on the same terms as the other three investors in the private placement. Wind River paid the aggregate purchase price of $2,000,000 for 400,000 ordinary shares represented by ADRs and warrants to purchase 200,000 additional ordinary shares represented by ADRs. In addition, a Vice President of Wind River, John C. Fogelin, was appointed to Insignia's board of directors in January 2001.

        On February 13, 2001, we entered into a promissory note with Richard M. Noling, President and Chief Executive Officer of Insignia whereby Mr. Noling borrowed $150,000 from the U.S.-based subsidiary of Insignia. The promissory note was due in three equal installments, on each annual anniversary from the date of the note. The note was amended on January 24, 2002 to extend the first and subsequent installments one year. The first installment became due on February 13, 2003. Mr. Noling's employment was terminated with Insignia effective February 14, 2003. We forgave, effective March 6, 2003, the balance of the loan, $128,154, in lieu of any bonus compensation. Interest accrued on the unpaid principal balance at a rate per annum equal to the prime lending rate of interest as listed in the Wall Street Journal plus 1%. Accrued interest was due and payable monthly in arrears on the last calendar day of each month, beginning March 31, 2001. In addition, on July 17, 2001, Mr. Noling received an interest free loan of $50,000. The $50,000 loan was repaid in full on September 30, 2001.

Note 12. Restructuring

        SFAS 146 (See Note 5) requires restructing changes to be recorded at the commitment date. For the quarter ended March 31, 2003, we restructured the organizaion resulting in actual payments of $117,000 and an accrual of future payments totaling $209,000. The future payments consist of $161,000 and $48,000 in the second and third quarters of 2003, respectively.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto included in Part I—Item 1 of this Form 10-Q and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in Insignia's Form 10-K for the year ended December 31, 2002 (the "Form 10-K").

Future operating results

        This Form 10-Q contains forward-looking statements. These forward-looking statements concern matters which include, but are not limited to, the revenue model and market for the Secure System Provisioning ("SSP") product line, the features, benefits and advantages of the SSP platforms, international operations and sales, gross margins, spending levels, the availability of licenses to third-party proprietary rights, business and sales strategies, matters relating to proprietary rights, competition, exchange rate fluctuations and Insignia's liquidity and capital needs. These and other statements regarding matters that are not historical are forward-looking statements. These matters involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: the demand for the SSP platform; the performance and functionality of SSP technology; Insignia's ability to deliver products on time, and market acceptance of new products or upgrades of existing products; the timing of, or delay in, large customer orders; continued availability of technology and intellectual property license rights; product life cycles; quality control of products sold; competitive conditions in the industry; economic conditions generally or in various geographic areas; and the risks listed from time to time in the reports that Insignia files with the U.S. Securities and Exchange Commission. Factors that could cause or contribute to such differences in results and outcomes include without limitation those discussed below as well as those discussed elsewhere in this Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Insignia assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

        Insignia continues to face significant risks associated with the successful execution of its business strategy. These significant risks include, but are not limited to continued technology and product development, introduction and market acceptance of new products, changes in the marketplace, liquidity, competition from existing and new competitors that may enter the marketplace, impairment of prepaid royalties and retention of key personnel.

        In addition, Insignia also faces significant risks associated with the development and future deployment of its SSP products and the successful execution of the related business strategy. During 2001, Insignia began development of a range of SSP products for the mobile handset and wireless carrier industry. These SSP products build on Insignia's position as a Virtual Machine ("VM") supplier for manufacturers of mobile devices and are designed to allow wireless carriers to execute over the air repair services and build valuable incremental services. With the sale of the Jeode business to esmertec, Insignia's sole product line consists of the SSP products. The SSP product is currently in lab and market trials and is expected to be available for shipment to customers in the second half of 2003. Insignia has limited history with sales initiatives for new products. Additionally, the sales cycle for the SSP products is expected to take longer than the six to nine months sales cycle typically experienced with the Jeode product.

        Insignia has experienced operating losses in each quarter since the second quarter of 1996. To achieve profitability, Insignia will have to increase its revenue. With the sale of the Jeode business, Insignia's ability to increase revenues depends upon the success of its SSP product line. SSP is not expected to be available until the second half of 2003, and it may not achieve widespread market acceptance. If Insignia is unable to generate revenues from SSP in the form of development license fees, maintenance and support fees, commercial use royalties and nonrecurring engineering activities, Insignia's current revenue levels will be insufficient to sustain its business.

        Insignia has undertaken measures to reduce operating expenses and redesign its commercial efforts to adapt to new developments. Based upon Insignia's current forecasts and estimates, Insignia's current cash, cash equivalents and short-term investments, together with cash generated from on-going operations and other liquid sources of cash (including the cash from the sale of the Java Virtual Machine ("JVM") assets) available to Insignia, may not be sufficient to meet its anticipated cash needs for working capital and capital expenditures through calendar 2003. In particular, Insignia will need to further reduce the level of operating expenses in the event that revenue is lower than expected. In addition, if Insignia is unable to maintain the reduction of operating expenses or increase revenue, if unplanned cash payments or expenses arise, or if Insignia is unable to obtain access to additional capital, it may not have sufficient resources to fund continuing operations through calendar year 2003. In addition, based on its current forecasts and estimates, Insignia anticipates that, in any event, it will require additional financing in calendar year 2004.

        To the extent that Insignia requires additional financing, there can be no assurances that Insignia will be able to obtain such funding when it is needed on acceptable terms, or at all. The failure to raise such additional funds on a timely basis and on sufficiently favorable terms would have a material adverse effect on Insignia's business, operating results and financial condition. Insignia's liquidity also may be adversely affected in the future by factors such as higher interest rates, inability to borrow without collateral, limited availability of capital financing and continued operating losses.

        The size of Insignia's accumulated deficit, its losses and its ongoing need for capital in order to continue its operations raises substantial doubt as to Insignia's ability to continue operations during 2003. Failure to reduce expenses and/or obtain additional financing will result in a material adverse effect on its ability to meet its business objectives and continue as a going concern. The report of the Company's independent accountants included in Insignia's Annual Report on Form 10-K filed on April 15, 2003 includes an explanatory paragraph as to the uncertainty that the Company will continue as a going concern.

        Except as otherwise noted, this Form 10-Q does not reflect the anticipated sale of our JVM business to esmertec. 15 The following table sets forth the unaudited condensed consolidated results of operations as a percentage of total revenues for the three month periods ended March 31, 2003 and 2002.

	Three months ended March 31,
	2003	2002
Net revenues:
License	50.7%	84.3%
Service	49.3%	15.7%

Total net revenues	100.0%	100.0%

Cost of net revenues:
License	30.4%	28.6%
Service	13.7%	5.6%

Total cost of net revenues	44.1%	34.2%

Gross margin	55.9%	65.8%

Operating expenses:
Sales and marketing	170.2%	48.6%
Research and development	344.6%	33.7%
General and administrative	301.9%	26.5%
Restructuring	86.0%	0.0%

Total operating expenses	902.7%	108.8%

Operating loss	(846.8)%	(43.0)%
Interest income (expense), net	(0.2)%	0.6%
Other income (expense), net	3.4%	(0.9)%

Loss before income taxes	(843.6)%	(43.3)%
Provision (benefit) for income taxes	0.5%	(15.8)%

Net loss	(844.1)%	(27.5)%

Overview

        We commenced operations in 1986, and currently develop, market and support software technologies that implement accelerated virtual machine technology for memory-constrained smart devices. In January 1998, we announced our intention to launch a new product line called the Jeode™ platform, based on our Embedded Virtual Machine ("EVM"™) technology. We also explored new markets that would leverage our 17 years of emulation software development experience. The Jeode platform is our implementation of Sun Microsystems, Inc.'s ("Sun") Java® technology tailored for smart devices. It leverages patent-pending intellectual property to provide these resource-constrained devices with high performance, fully-compatible Java applet and application support. The product became available for sale in March 1999. The Jeode platform has been our principal product line since the third quarter of 1999. The Jeode product line was sold in April 2003.

        During 2001, we began development of a range of products ("Secure System Provisioning" or "SSP" products) for the mobile handset and wireless carrier industry. These SSP products build on our position as a Virtual Machine ("VM") supplier for manufacturers of mobile devices and allow wireless carriers to execute over the air repair and build valuable incremental services. With the sale of our JVM business in April 2003, our sole product line will consist of our SSP product. The SSP product became available for lab and market trials in early 2003 and will be available for shipment to customers in the second half of 2003. We have limited history with sales initiatives for new products. Additionally, the sales cycle for the SSP products is expected to take longer than the typical six to nine months to complete as seen with the Jeode product.

        Our operations outside of the United States are primarily in the United Kingdom, where the majority of our research and development operations and our European sales activities are located. We distribute our Jeode platform through OEM's. Our revenues from customers outside the United States are derived primarily from Europe and Asia and are generally affected by the same factors as our revenues from customers in the United States. The operating expenses of our operations outside the United States are mostly incurred in Europe and relate to our research and development and European sales activities. Such expenses consist primarily of ongoing fixed costs and consequently do not fluctuate in direct proportion to revenues. Our revenues and expenses outside the United States can fluctuate from period to period based on movements in currency exchange rates. Historically, movements in currency exchange rates have not had a material effect on our revenues.

        We operate with the U.S. dollar as our functional currency, with a majority of revenues and operating expenses denominated in U.S. dollars. Pound sterling exchange rate fluctuations against the dollar can cause U.K. expenses, which are translated into dollars for financial statement reporting purposes, to vary from period-to-period.

Sale of Java Virtual Machine assets

        On February 7, 2003, we entered into a $1 million loan agreement with esmertec AG ("esmertec"). The loan was made in two installments of $500,000 each on February 13, 2003 and February 26, 2003. The rate of interest on each loan is at prime plus two percent. Accrued interest is due on the last day of each month. The accrued interest as of March 31, 2003, was $6730. The principal and any outstanding accrued interest is due on or before February 3, 2004.

        On March 5, 2003, we entered into several other agreements (the "Agreements") with esmertec including a definitive agreement to sell certain assets relating to our Java Virtual Machine ("JVM") line of business in exchange for $3.5 million payable in installments. Payments under the agreement would be $800,000 on April 18, 2003, $800,000 on July 23, 2003, $800,000 on October 15, 2003, $800,000 on January 15, 2004 and $300,000 on April 15, 2004. The assets primarily included the fixed assets, customer agreements and employees related to the JVM line of business. The transaction closed on April 23, 2003. Under the terms of the Agreements, esmertec became the exclusive master distributor of the JVM technology in exchange for $3.4 million in minimum guaranteed royalties through June 30, 2004 at which time, the JVM technology rights will transfer to esmertec. Minimum payments under the license are as follows:

DUE DATE	PAYMENT
April 30, 2003	$250,000
May 15, 2003	$200,000
July 15, 2003	$200,000
July 31, 2003	$250,000
August 15, 2003	$200,000
October 15, 2003	$200,000
October 31, 2003	$250,000
November 15, 2003	$200,000
January 15, 2004	$200,000
January 31, 2004	$250,000
February 15, 2004	$200,000
April 15, 2004	$200,000
May 15, 2004	$200,000
July 15, 2004	$200,000
August 15, 2004	$200,000
October 15, 2004	$200,000
Total	$3,400,000

        In addition, we can earn up to an additional $4.0 million over the next three years based on a percentage of esmertec's future sales of the JVM product. Additionally, the parties have entered into a cooperative agreement to promote Insignia's SSP software product to esmertec's mobile platform customers. The Agreements provide for esmertec to manage the existing Insignia JVM customer relationships and license the Insignia and esmertec technologies to sell to the then combined customer base and business partners. Under the Agreements, esmertec will assume the entire JVM business through a final asset purchase in June 2004.

        As part of the sale of our JVM business, we transferred 42 employees to esmertec, of which 31 were development engineers. In addition, as part of the sale, esmertec entered into an agreement with our U.K. building landlord to assume the lease on one of the two buildings leased by Insignia.

        The Jeode platform has been our principal product line since the third quarter of 1999. With the sale of our JVM business to esmertec, Insignia's sole product line consists of its SSP products for the mobile handset and wireless carrier industry. The SSP product became available for lab and market trials in early 2003 and is expected to be available for shipment to customers in the second half of 2003. We have limited history with sales initiatives for new products.

        Additionally, the sales cycle for the SSP products is expected to take longer than the typical six to nine months experienced to complete as seen with the Jeode product.

        Except as otherwise noted, this Form 10-Q does not reflect the anticipated sale of our JVM business to esmertec.

Critical accounting policies and estimates

        The consolidated financial statements are prepared in accordance with generally accepted accounting principles. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. These estimates affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty. The most significant estimates and assumptions relate to revenue recognition, the recoverability of prepaid royalties, and the adequacy of allowances for doubtful accounts. Actual amounts could differ from these estimates.

Revenue recognition

        We recognize revenue in accordance with Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition", as amended. SOP 97-2 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is probable. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

        At the time of the transaction, we assess whether the fee associated with our revenue transaction is fixed or determinable and whether or not collection is reasonably assured. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are 30 to 90 days from invoice date, we account for the fee as not being fixed or determinable. In these cases, we recognize revenue on the earlier of due date or cash collected.

        We assess collectability based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we will defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

        For all sales, we use either a signed license agreement or a binding purchase order (primarily for maintenance renewals) as evidence of an arrangement.

        For arrangements with multiple obligations (for example, undelivered maintenance and support), we will allocate revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements, which is specific to us. This means that we will defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Fair value for the ongoing maintenance and support obligation is based upon separate sales of renewals to other customers or upon renewal rates quoted in the contracts. Fair value of services, such as training or consulting, is based upon separate sales by us of these services to other customers.

        Our arrangements do not generally include acceptance clauses. However, if an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

        We recognize revenue for maintenance services ratably over the contract term. Our training and consulting services are billed based on hourly rates, and we will generally recognize revenue as these services are performed. However, at the time of entering into a transaction, we will assess whether or not any services included within the arrangement require us to perform significant work either to alter the underlying software or to build additional complex interfaces so that the software performs as the customer requests. If these services are included as part of an arrangement, we recognize the entire fee using the percentage of completion method. We estimate the percentage of completion based on our estimate of the total costs estimated to complete the project as a percentage of the costs incurred to date and the estimated costs to complete.

Accounts receivable and allowance for doubtful accounts

        We perform ongoing credit evaluations of our customers and will adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for estimated credit losses based upon historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within expectations and the allowance established, we cannot guarantee that we will continue to experience the same credit loss rates as in the past. Since our accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of accounts receivables and future operating results.

        The preparation of financial statements requires us to make estimates of the uncollectability of our accounts receivables. We specifically analyze accounts receivable and analyze historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Prepaid royalties

        Our agreements with licensors sometimes require us to make advance royalty payments and pay royalties based on product sales. Prepaid royalties are capitalized and amortized as cost of sales based on the contractual royalty rate based on actual net product sales. We continually evaluate recoverability of prepaid royalties and, if necessary, will charge to cost of sales any amount that we deem unlikely to be recoverable in the future. The prepaid royalties carried on the balance sheet, under the terms of the Distribution Agreement between Sun and Insignia, require us to use these prepaid licenses before June 30, 2004. We have performed an assessment of whether there was an indication that prepaid royalties of $2.28 million are impaired as of March 31, 2003. Our estimation of utilization, based on past revenue history and future revenue estimates using current average per unit selling price ranges, indicates that there could be unused prepaid royalties at the expiration of the Distribution Agreement. As part of the sale of the JVM business to esmertec, esmertec has entered into a master distribution license agreement with Insignia, whereby esmertec will license product from Insignia which will consume all the prepaids paid to Sun. However, if esmertec should breach the agreement, we believe that should unused prepaid royalties become predictable in the future, we could reduce the selling price in order to utilize the remaining prepaid balance. This price reduction would result in lower gross margins. We will continue to assess this potential impairment on a quarterly basis. The deterioration of the business climate and lower than expected product sales could potentially impact this assessment and require an impairment charge in a future quarter. Prepaid royalties are classified as both current and non-current assets based on estimated net product sales within the next year.

Revenues

	Three months ended March 31,
	2003	2002
	(in thousands)
License revenue	$192	$2,988
Service revenue	187	556

Total net revenue	$379	$3,544

        The Jeode product line was our primary business for the first quarter of 2003 and 2002. Revenue from the Jeode product line is derived from four main sources: the sale of a development license, the sale of annual maintenance and support contracts/services, prepaid royalties and commercial use royalties based on shipments of products that include Jeode technology, and nonrecurring engineering activities.

        In the first quarter of 2003, total revenues decreased by 89% compared to total revenues for the first quarter of 2002. The decrease was primarily due to decreased license revenues relating to the Jeode platform product line and the March 2003 revenue transferred as part of the JVM sale to esmertec. The Jeode platform accounted for 95% and 100% of total revenue for the three months ended March 31, 2003 and 2002, respectively. Future revenue from Jeode will be earned as a percentage of the revenue share program from the sale of the JVM business. Jeode revenue will decrease from prior quarters. We expect to generate revenue from the SSP product in the second half of 2003.

        License revenue and service revenue accounted for 51% and 49%, respectively, of total revenues in the first quarter of 2003. In the first quarter of 2002, license revenue and service revenue accounted for 84% and 16%, respectively.

        License revenue decreased 93% in the first quarter of 2003 compared to license revenues in the first quarter of 2002. The decrease was primarily due to the decline in the Internet Appliance market and the general weakening of the economy. Jeode license revenues for the three months ended March 31, 2003 and the three months ended March 31, 2002 accounted for 90% and 100% of total license revenues, respectively. A one-time Softwindows transaction accounted for 10% of the license revenue for the three months ended March 31, 2003.

        Service revenue in the first quarter of 2003 was 66% lower than service revenue in the first quarter of 2002. The decrease was primarily due to decreased Jeode engineering and Jeode support contracts. Jeode service revenues for the three months ended March 31, 2003 and the three months ended March 31, 2002 accounted for 100% of total service revenues.

        Sales to distributors and OEM's representing more than 10% of total revenue in each period accounted for the following percentages of total revenues.

	Three months ended March 31,
	2003	2002
Distributors:
Hewlett Packard	34%	*
Phoenix	*	78%
All Distributors:	35%	82%
OEM's:
All OEM's	61%	17%
Less than 10%

        Sales to customers outside the United States, derived mainly from customers in Europe and Asia, represented approximately 10% of total revenues in the three months ended March 31, 2003 and 5% of total revenues in the three months ended March 31, 2002. We marketed Jeode to customers in the United States, Europe and Japan.

Cost of revenues and gross margin

	Three months ended March 31,
	2003	2002
	(in thousands, except percentages)
Cost of license revenue	$115	$1,014
Gross margin: license revenue	40%	66%
Cost of service revenue	$52	$197
Gross margin: service revenue	72%	65%
Total cost of revenues	$167	$1,211
Gross margins: total revenues	56%	66%

        Cost of license revenue is mainly comprised of royalties to third parties. Cost of service revenue includes costs associated with nonrecurring engineering activities and end-user support under maintenance contracts.

        We believe that the significant factors affecting the Jeode platform gross margin include pricing of the development license, pricing of the unit usage and royalties to third parties such as Sun Microsystems, Inc. ("Sun"). In early 1999, we signed a five-year agreement with Sun under which Sun established us as an authorized Virtual Machine provider. Under this agreement, we are required to pay Sun a per unit royalty on each Jeode platform-enabled smart device shipped by our customers, plus a royalty on all development licenses put in place between our customers and us. In the third quarter of 2001, we amended our license agreement with Sun. The amendment expanded the scope of the licensed technology, changed the royalty rate, limited the royalty obligations to only per units licensed, established required prepaid royalties and extended the expiration date of the contract from March 2004 to June 2004. License revenue gross margins in the quarter ended March 31, 2003 were 40%, compared to 66% for the same period in 2002. The decrease in license revenue gross margins reflected the impact of sharing the March 2003 JVM revenue while the cost per unit did not change and resulted in lower gross margins.

        Gross margin for service revenue is impacted by the level of and pricing terms of nonrecurring engineering activities, which can vary from customer to customer, from contract to contract and based on the level of maintenance contracts sold. Gross margin for service revenue increased in the first quarter of 2003 to 72% from 65% in the same period of 2002 due to more favorable labor costs on fixed price engineering consulting contracts.

Operating expenses

	Three months ended March 31,
	2003	2002
	(in thousands, except percentages)
Sales and marketing	$645	$1,721
Percentage of total revenues	170%	49%
Research and development	$1,306	$1,196
Percentage of total revenues	345%	34%
General and administrative	$1,144	$938
Percentage of total revenues	302%	26%

        Sales and marketing expenses consist primarily of personnel and related overhead costs, salesperson commissions, advertising and promotional expenses and trade shows. Sales and marketing expenses decreased by 62% in the quarter ended March 31, 2003 from the quarter ended March 31, 2002. The primary reason for the significant decrease was attributed to the transfer of the March 2003 JVM business expenses to esmertec. The decrease primarily reflected a $625,000 reduction in personnel costs. In addition, travel related costs decreased $125,000 and discretionary marketing decreased $192,000. Overhead costs allocated using headcount also decreased by $75,000. We anticipate a moderate decrease in sales and marketing expenses in the near term as we continue to control expenses in our sales and marketing organizations.

        Research and development expenses consist primarily of personnel costs, overhead costs relating to occupancy and equipment depreciation. Research and development expenses increased by 9% in the three months ended March 31, 2003 compared to the same period in 2002. The primary reason for the increase was due to the quarter ended March 31, 2003 incurring an increased overhead cost allocation using headcount of $31,000 and the prior year quarter allocating an additional $145,000 of research and development expenses to cost of sales for Jeode support and maintenance and Jeode nonrecurring engineering activities. The quarter ended March 31, 2002 reported greater Jeode revenue and therefore greater Jeode cost of sales than the quarter ended March 31, 2003. Additional increases in expenditures of $38,000 in the quarter ended March 31, 2003 were a result of independent contractor costs. The increases were offset by salary and salary related cost decreases of $97,000 primarily due to the transferring of JVM business expenses effective March 1, 2003. Research and development expenses are expected to decrease moderately in the near term.

        General and administrative expenses consist primarily of personnel and related overhead costs for finance, information systems, human resources and general management. General and administrative expenses increased by 7% in the three months ended March 31, 2003 compared to the same period of 2002. The increase was primarily due to an increase in professional service expenditures of $226,000 related to the sale of the JVM business to esmertec. The increase was also due to the loan forgiveness to the Chief Executive Officer of $128,000. The increase was offset in part to a $136,000 decrease in salaries and a $19,000 decrease in personnel related costs which consist primarily of benefits and payroll tax expenses. Salaries and personnel costs decreased due to a reduction in force in the quarter ended March 31, 2003 and the transfer of the JVM business expenses effective March 1, 2003. Expenses are expected to decrease moderately in the near term.

Restructuring

	Three months ended March 31,
	2003	2002
	(in thousands, except percentages)
Restructuring	$326	$—
Percentage of total revenues	86%	—

        On February 11, 2003, we announced a restructuring of the organization to focus on the SSP technology. As part of the restructuring, Richard Noling, resigned as Chief Executive Officer and Acting Chief Financial Officer. Mark McMillan, President and Chief Operating Officer, was promoted to Chief Executive Officer and Linda Potts, Controller, was promoted to Chief Financial Officer. Restructuring expenses consist of severance payments paid in the quarter ended March 31, 2003 of $117,000 and continuing severance payments of $209,000 in the quarters ended June 30, 2003 and September 30, 2003. Restructuring expenses represented 86% of total revenues for the quarter ended March 31, 2003. The restructuring in both the quarter ended March 31, 2003 and the the prior quarter, in addition to the transfer of employees from the sale of the JVM business, resulted in a worldwide reduction of headcount of approximately 70% of our staff (62 people).

Interest income (expense), net

	Three months ended March 31,
	2003	2002
	(in thousands, except percentages)
Interest income (expense), net	$(1)	$21
Percentage of total revenues	—	1%

        Net interest income decreased from income of $21,000 in the three months ended March 31, 2002 to expense of $1,000 in the three months ended March 31, 2003. The change from interest income to interest expense in the first quarter of 2003 was primarily due to a combination of lower interest rates on lower cash and cash equivalent balances and interest expense on a loan received in February, 2003. Interest expense is expected to increase in 2003 and offset interest income.

Other income (expense), net

	Three months ended March 31,
	2003	2002
	(in thousands, except percentages)
Other income, net	$13	$(32)
Percentage of total revenues	3%	(1)%

        Net other income increased from expense of $32,000 in the three months ended March 31, 2002 to income of $13,000 in the three months ended March 31, 2003, primarily reflecting foreign exchange gains or losses in the respective periods.

        For the three months ended March 31, 2003 approximately 88% of our total revenues and over 43% of our operating expenses are denominated in U.S. dollars. Most of our remaining revenues and expenses are British pound sterling denominated and consequently we are exposed to fluctuations in British pound sterling exchange rates. There can be no assurance that such fluctuations will not have a material effect on our results of operations in the future. We did not enter with any currency option hedge contracts in 2002 or the first quarter of 2003.

        We have, at times, an investment portfolio of fixed income securities that are classified as "available-for-sale-securities." These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in short-term securities.

Provision (benefit) for income taxes

	Three months ended March 31,
	2003	2002
	(in thousands)
Provision (benefit) for income taxes	$2	$(561)
Effective income tax rate	—	—

        Our provision for income taxes for the three months ended March 31, 2003 primarily represented payments to U.S. tax authorities for annual filing fees. Our benefit for income taxes for the three months ended March 31, 2002 primarily represented a refund received from the United Kingdom for research and development claims. We have recorded a full valuation allowance against all deferred tax assets, primarily comprised of net operating losses, on the basis that significant uncertainty exists with respect to their realization.

        Effective 2002 and retroactive to 2000, research and development expenditures incurred in the United Kingdom qualified for a tax credit. The tax credit does not offset tax liability but rather is a refund. The estimated refund for 2002 is $702,000 and is recorded as a receivable on the balance sheet.

Liquidity and capital resources

	March 31,
	2003	2002
	(in thousands)
Cash, cash equivalents and restricted cash	$214	$6,832
Working capital (deficit)	$(652)	$10,498
Net cash used in operating activities for the three month period	$(1,762)	$(2,581)

        We have transitioned our product focus from the Jeode product to our SSP product line. This change in product focus has resulted in a redirection of available resources from Insignia's historical revenue base towards the development and marketing efforts associated with the SSP product. Cash used in operating activities in the first quarter of 2003 totaled $1.8 million compared to $2.6 million for the same period in 2002. For the three months ended March 31, 2003, cash used in operating activities resulted primarily from a net loss of $3.2 million and a decrease of accrued liabilities of $132,000. Offsetting these were a decrease of accounts receivable of $556,000, an increase of accounts payable of $459,000, and an increase of accrued severance of $209,000.

        Cash provided by investing activities for the three months ended March 31, 2003 was $1,159,000, which consisted primarily of proceeds from the loan of $1,000,000 and proceeds from the release of restricted cash of $160,000.

        Cash provided by financing activities for the three months ended March 31, 2003 was $1,000 and was proceeds from the employee stock purchase plan.

        Our cash, cash equivalents and restricted cash were $214,000 at March 31, 2003, a decrease of $6.6 million from $6.8 million at March 31, 2002. At March 31, 2003, we had a working capital deficit of $652,000. At March 31, 2002, we had working capital of $10.5 million. The principal source of working capital came from receivable collections and a note payable. Capital additions totaled $1,000 and $21,000 for the three months ending March 31, 2003 and March 31, 2002, respectively. We have no material commitments for capital expenditures or strategic investments. Our commitments for expenditures consist of building leases in the U.K. and U.S. and a debt payment due in February 2004. We expect that the decrease in accounts receivables, decreased revenues for the three months ended March 31, 2003 and other factors will substantially decrease our future cash flows for the next several quarters.

        As of March 31, 2003, five customers accounted for 79% of the gross receivable.

        In September 2001, Insignia and Sun Microsystems, Inc. ("Sun") entered into Amendment No. 3 (the "Amendment") to the Technology License and Distribution Agreement (the "Distribution Agreement") between the two companies. In addition, in June 2001, the two companies entered into an addendum (the "Addendum") to the Distribution Agreement relating to distribution of products to an Insignia customer. The Amendment and the Addendum each required us to make non-refundable royalty prepayments to Sun. A total of $7.0 million prepaid royalties were paid to Sun under the Distribution Agreement through the second quarter of 2002. There are no additional required royalty prepayments due to Sun under this agreement. The prepaid royalties carried on the balance sheet, under the terms of the agreement between Sun and Insignia, require us to use these prepaid licenses before June 30, 2004. We continually evaluate recoverability of these prepaid royalties and, if necessary, will charge to cost of sales any amount that we deem unlikely to be recoverable in the future. We have performed an assessment of whether there was an indication that the prepaid royalties of $2.28 million are impaired as of March 31, 2003. Our estimation of utilization, based on past revenue history and future revenue estimates using current average per unit selling price ranges, indicates that there could be unused prepaid royalties at the expiration of the license and distribution agreement. However, we believe that should unused prepaid royalties become predictable in the future, we could reduce the selling price in order to utilize the remaining prepaid balance. This price reduction would result in lower gross margins. We will continue to assess this potential impairment on a quarterly basis. The deterioration of the business climate and lower than expected product sales could potentially impact this assessment and require an impairment charge in a future quarter.

        During 1998, we sublet until March 2002 facilities we previously occupied in the United Kingdom, on substantially the same terms as those applicable to us. In January 2002, we entered into an agreement with the landlord to terminate the lease on April 13, 2002.

        On March 28, 2002, our U.S. subsidiary, Insignia Solutions, Inc. ("Insignia U.S.") entered into an accounts receivable financing agreement with Silicon Valley Bank. The financing agreement allowed Insignia U.S. to borrow an amount up to 80% of eligible receivables not to exceed $1,200,000, with interest at the bank's prime rate plus two percentage points. The agreement was canceled on February 12, 2003, and the UCC filing liens on the assets of Insignia U.S. were terminated. No funds were ever borrowed under this credit facility.

        We have granted extended payment terms from time to time and, depending on various factors, including the length of the extended payment period and the creditworthiness of the customer. We report these future payments as accounts receivable and either recognized revenue or deferred revenue. Deferred revenue decreased $83,000 for the three months ended March 31, 2003 and primarily reflects fewer support and maintenance contracts.

        Insignia, as permitted under Delaware law and in accordance with our Bylaws, indemnifies our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum amount of potential future indemnification is unlimited; however we do have a Director and Officer Insurance Policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of the insurance policy coverage we believe the fair value of these indemnification agreements is minimal.

        In our sales agreements, we typically agree to indemnify our customers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. We have not paid any amounts to settle claims or defend lawsuits.

        Insignia, on a limited basis, has granted price protection. The terms of these agreements are generally perpetual. We have not recorded any liabilities for these potential future payments either because they are not probable or we have has yet to incur the expense.

        Insignia warrants its software products against defects in material and workmanship under normal use and service for a period of ninety days. There is no warranty accrual recorded because potential future payments either are not probable or we have yet to incur the expense.

        On October 17, 2002, we entered into a securities subscription agreement ("Agreement") with Fusion Capital Fund II, LLC ("Fusion Capital"), pursuant to which Fusion Capital agreed to purchase, on each trading day following the effectiveness of a registration statement covering the ADSs, to be purchased by Fusion Capital, $10,000 of our ADSs up to an aggregate of $6.0 million over a period of 30 months. The purchase price of the ADSs will be equal to a price based upon the future market price of the shares without any fixed discount to the market price. In order to be in compliance with Nasdaq rules, we could not sell our ordinary shares to Fusion Capital at a price below $0.38, which represents the greater of the book value per share of our ordinary shares as of September 30, 2002 or the closing sale price per share of our ADSs on October 16, 2002. If we elect to sell our shares to Fusion Capital at a price per share below $0.38, we first would be required to obtain shareholder approval in order to be in compliance with applicable Nasdaq rules. Under the laws of England and Wales, we are not permitted to sell our ADSs at a purchase price that is less than the nominal value of our ordinary shares. Currently, the nominal value per ordinary share is £0.20. As of May 8, 2003, the closing market price of our shares was $0.22 per share. As a result, we do not anticipate selling any shares under our agreement with Fusion Capital until the market price of our shares increases from current levels. In addition, the sale of our shares to Fusion Capital under the Agreement is subject to other conditions which have not been met.

        Under the terms of the Agreement, we issued to Fusion Capital one redeemable warrant for ADSs representing 1,000,000 ordinary shares, and one non-redeemable warrant for ADSs representing 1,000,000 ordinary shares. The redeemable warrant may be redeemed by Insignia at any time on or before June 30, 2003 for an aggregate redemption price of $200,000. The exercise price per ordinary share of each warrant is the U.S. dollar equivalent of 20.5 pence. Each warrant expires on September 30, 2007 and are partially exercisable. As of December 31, 2002, the estimated value of the warrants, using the Black-Scholes model, was $544,000. Unless an event of default occurs under the Agreement, the shares issuable upon exercise of these warrants must be held by Fusion Capital until 30 months from the date of the Agreement or the date the Agreement is terminated. The warrrants are immediately exercisable; however, Fusion Capital may not exercise the warrants if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our shares outstanding at the time of the exercise by Fusion Capital. The Agreement and the forms of the Registration Rights Agreement, the Redeemable Warrant and the Non-Redeemable Warrant between Insignia and Fusion Capital are filed as Exhibits to the 8-K dated October 22, 2002.

        Based upon our current forecasts and estimates, our current cash and cash equivalents, together with cash generated from on-going operations and other liquid sources of cash (including the securities subscription and cash generated from the sale of the JVM business to esmertec) may not be sufficient to meet our anticipated cash needs for working capital and capital expenditures. If cash currently available from all sources is insufficient to satisfy our liquidity requirements, we may seek additional sources of financing including selling additional equity or obtaining convertible debt securities. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to holders of our shares, and the terms of such securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. We may not be able to obtain additional financing on acceptable terms, if at all. If we are unable to obtain additional financing as and when needed and on acceptable terms, we may be required to reduce the scope of our planned sales, marketing and product development efforts, which could jeopardize our business. The size of our accumulated deficit, our losses and our ongoing need for capital in order to continue our operations raises substantial doubt as to our ability to continue operations. Failure to reduce expenses and/or obtain additional financing will result in a material adverse effect on our ability to meet our business objectives and continue as a going concern. The report of our independent accountants on our financial statements included in our annual report on Form 10-K includes an explanatory paragraph as to the uncertainty that we will continue as a going concern.

Risk Factors

        In addition to the other information in this report, the following factors should be considered carefully in evaluating our business and prospects:

We need additional financing to sustain our operations.

        We had a working capital deficit of $652,000 at March 31, 2003, and our cash, cash equivalents, and restricted cash totaled $214,000 at March 31, 2003. We had an operating cash flow deficit of $1.8 million for the three months ended March 31, 2003 and an operating cash flow deficit of $2.6 million for the three months ended March 31, 2002. The sale of our JVM business to esmertec is expected to provide cash of $4,150,000 in 2003. Because our current financial resources are not expected to be sufficient to fund our operations or those of our subsidiaries, we need additional funds to continue these operations. There is no assurance that additional financing will be available to us on terms that are acceptable, or at all. These circumstances raise substantial doubt about our ability to continue as a going concern. The report of our independent accountants included on our consolidated financial statements on Form 10-K filed on April 15, 2003 includes an explanation paragraph as to the uncertainty that we will continue as a going concern.

        We only have the right to receive $10,000 per trading day, up to an aggregate of $6 million over a period of 30 months under the agreement with Fusion Capital unless our stock price equals or exceeds $1.00, in which case the daily amount may be increased, at the option of Insignia, as the price of our shares increases. Fusion Capital will not have the right nor be obligated to purchase any of our shares on any trading days that the market price of our shares is less than $0.15 per share. Since we intend to initially register 10,000,000 shares for sale by Fusion Capital (in addition to 2,000,000 shares exercisable pursuant to warrants held by Insignia), the selling price of our shares to Fusion Capital will have to average at least $0.60 per share for us to receive the maximum proceeds of $6 million without registering additional shares. Assuming a purchase price of $0.39 per share (the closing sale price per share of our ADSs on October 30, 2002) and the purchase by Fusion Capital of the full 10,000,000 shares under the securities subscription agreement with Insignia, proceeds to us would be $3.9 million unless we choose to register more than 10,000,000 shares, which we have the right, but not the obligation, to do.

        In order to be in compliance with Nasdaq rules, we could not sell our ordinary shares to Fusion Capital at a price below $0.38, which represents the greater of the book value per share of our ordinary shares as of September 30, 2002 or the closing sale price per share of our ADSs on October 16, 2002. As of March 31, 2003, the closing market price of our shares was $0.22 per share. If we elect to sell our shares to Fusion Capital at a price per share below $0.38, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq rules. Under the laws of England and Wales, we are not permitted to sell our ADSs at a purchase price that is less than the nominal value of our ordinary shares. Currently, the nominal value per ordinary share is £0.20. As a result, we do not anticipate selling any shares under our agreement with Fusion Capital until the market price of our shares increases from current levels. In addition, the sale of our shares to Fusion Capital under the Agreement is subject to other conditions which have not been met.

        The extent we rely on Fusion Capital as a source of funding will depend on a number of factors including our financial performance and ability to generate revenues, the prevailing market price of our shares and the extent to which we are able to secure working capital from other sources. If obtaining sufficient financing from Fusion Capital were to prove prohibitively expensive, we may need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $6.0 million under the securities subscription agreement with Fusion Capital, we may still need additional capital to implement our business, operating and development plans.

        Such additional financing may not be available on favorable terms, if at all. Further, if we issue additional equity securities, security holders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of our ordinary shares.

If our stock price does not exceed $1.00 per share or if our shareholders' equity does not increase, we could be delisted from Nasdaq.

        During the twelve months ended May 5, 2003, the closing price of our shares ranged from a high of $1.58 to a low of $0.20. Under the rules of the Nasdaq Stock Market, our stock price must remain above $1.00 per share for continued quotation of our shares on the Nasdaq National Market or the Nasdaq SmallCap Market. We received a letter from Nasdaq notifying us that we were not in compliance with this requirement and that we would be provided 90 calendar days, or until December 11, 2002, to regain compliance. In connection with this notification, we transferred the listing of our shares from the Nasdaq National Market to the Nasdaq SmallCap Market on January 9, 2003 to obtain additional time and flexibility to meet this requirement. In addition, as of March 31, 2003, we had a negative total shareholders' equity of $525,000. In order to maintain our listing on the Nasdaq SmallCap Market, we are required to have total shareholders' equity of at least $2.5 million. As a result, our shares could be delisted from the Nasdaq SmallCap Market, which could adversely affect our ability to raise additional funds.

The sale of our shares to Fusion Capital may cause dilution, and the sale of the shares by Fusion Capital could cause the price of our shares to decline.

        The purchase price for the shares to be issued to Fusion Capital pursuant to the securities subscription agreement with Fusion Capital will fluctuate based on the price of our shares. All shares sold to Fusion Capital under the securities subscription agreement will be freely tradable. Fusion Capital may sell none, some or all of the shares purchased from us at any time. We expect that the shares to be sold to Fusion Capital will be sold over a period of up to 30 months from the effective date of the registration statement filed in connection with the transaction.

        Depending upon market liquidity at the time, a sale of such shares at any given time could cause the trading price of our shares to decline. The sale of a substantial number of shares, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We may never achieve profitability if our SSP product line does not reach desired sales goals.

        Our future performance depends upon sales of products within our SSP product line. Revenues related to the Jeode product line, which was sold to esmertec in April 2003, accounted for 100% of our total revenue of $379,000 for the three months ended March 31, 2003. As a result, the SSP product line is our only product line and we expect to rely upon sales of the SSP product for our revenue in the future. The SSP product became available for lab and market trials in early 2003 and is expected to be available for shipment to customers in the second half of 2003. We have reduced our current expense levels, which will require total revenues of more than $1.5 million per quarter to achieve an operating profit. SSP may not achieve or sustain market acceptance or provide the desired revenue levels.

The long and complex process of licensing our SSP product may make our revenue unpredictable.

        Our revenue is dependent upon our ability to license SSP product to third parties. Licensing our SSP product is expected to be a long and complex process, which could take longer than the typical six to nine months. Before committing to license our products, potential customers must generally consider a wide range of issues including product benefits, infrastructure requirements, ability to work with existing systems, functionality and reliability. The process of entering into a development license with a company typically involves lengthy negotiations. Because of the sales cycle, it is difficult for us to predict when, or if, a particular prospect might sign a license agreement. Development license fees may be delayed or reduced because of this process. The SSP product became available for lab and market trials in early 2003 and will be available for shipment to customers in the second half of 2003. We have limited history with sales initiatives for new products.

If products that integrate our SSP technology do not sell well, we will not receive royalty payments on our licenses.

        Our success depends upon the use of our technology by our licensees in their smart devices. Our licensees undertake a lengthy process of developing systems that use our technology. Until a licensee has sales of its systems incorporating our technology, they will not create commercial use royalties to us. We expect that the period of time between entering into a development license and actually recognizing commercial use royalties to be lengthy and difficult to predict.

If our license agreement with Sun Microsystems, Inc. is terminated or expires without renewal, we would not be able to market our Jeode product line through the Master Distribution License Agreement with esmertec.

        In the first quarter of 1999, we signed a five-year Technology License and Distribution Agreement ("Distribution Agreement") with Sun Microsystems, Inc. under which Sun established Insignia as a Sun authorized virtual machine provider. The Distribution Agreement also grants us immediate access to the Java compatibility test suite and the Java technology source code. The Distribution Agreement includes technology sharing and compatibility verification. Under the Distribution Agreement, we are required to pay Sun a per unit royalty on each Jeode-enabled smart device shipped by our customers, plus a royalty on all development licenses between our customers and us. In the third quarter of 2001, we amended our Distribution Agreement with Sun. The Distribution Amendment expanded the scope of the licensed technology, changed the royalty rate, limited the royalty obligations to only per units licensed, established a prepaid royalty schedule and extended the expiration date of the contract from March 2004 to June 2004. If the Distribution Agreement with Sun terminates or expires without renewal, we would not be able to market our Jeode product line through the Master Distribution License Agreement with esmertec. Any disruption in our relationship with Sun would likely impair our royalty sales of Jeode from esmertec. In addition, any termination of the Distribution Agreement with Sun would likely adversely impact our ability to receive amounts to be paid under our agreement with esmertec in connection with the sale of the JVM business.

        We also license software development tool products from other companies to distribute with some of our products. These third parties may not be able to provide competitive products with adequate features and high quality on a timely basis or to provide sales and marketing cooperation. Further, our products compete with products produced by some of our licensors.

        When these licenses terminate or expire, continued license rights might not be available to us on reasonable terms. We might not be able to obtain similar products to substitute into our tool suites. Through the date of this report, we have not experienced any major problems with our third-party licenses.

We have a history of losses and we must generate significantly greater revenue if we are to achieve profitability.

        We have experienced operating losses in each quarter since the second quarter of 1996. To achieve profitability, we will have to increase our revenue significantly. Our ability to increase revenues depends upon the success of our SSP product line. SSP will be available for shipment to customers in the second half of 2003 and it may not achieve market acceptance. If we are unable to create revenues from SSP in the form of development license fees, maintenance and support fees, commercial use royalties and nonrecurring engineering services, our current revenues will be insufficient to sustain our business.

        For the three months ended March 31, 2002 and 2003 we spent 49% and 170%, respectively, of our total revenues on sales and marketing. We expect to continue to incur disproportionately high sales and marketing expenses in the future. To market SSP effectively, we must develop client and server channel markets. We will continue to incur the expenses for a sales and marketing infrastructure before we recognize significant revenue from sales of the product. Because customers in the smart device market tend to remain with the same vendor over time, we believe that we must devote significant resources to each potential sale. If potential customers do not design our products into their systems, the resources we have devoted to the sales prospect would be lost. If we fail to achieve and sustain significant increases in our quarterly sales, we may not be able to continue to increase our investment in these areas. With increased expenses, we must significantly increase our revenues if we are to become profitable.

If our new products or product enhancements fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation will likely suffer and revenues may decline.

        The market for mobile devices is fragmented and characterized by technological change, evolving industry standards and rapid changes in customer requirements. Our existing products will become less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand. The success of our new product introductions will depend on our ability to:

  •
  accurately anticipate industry trends and changes in technology standards;

  •
  complete and introduce new product designs and features in a timely manner;

  •
  continue to enhance our existing product lines;

  •
  respond promptly to customers' requirements and preferences.

        The introduction of new or enhanced products also requires that we manage the transition from older products to minimize disruption in customer ordering patterns. We have had difficulty managing the transition from older products in the past. For example, between 1995 and 1999, we transitioned from our SoftWindows product line to our NTRIGUE product line and began preparations for our Jeode product line. During this same period our yearly revenues dropped from a high of $55.1 million in 1995 to a low of $6.8 million in 1999. The decrease in revenues was partly because we did not timely introduce new products which could compensate for the decreasing demand for our SoftWindows product line. Development delays are commonplace in the software industry. We have experienced delays in the development of new products and the enhancement of existing products in the past and are likely to experience delays in the future. We may not be successful in developing and marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

        In addition, we also face significant risks associated with the development and future deployment of our SSP products and the successful execution of the related business strategy. With the sale of the JVM business to esmertec, the SSP product is our sole product line. During 2001, we began development of a range of SSP products for the mobile handset and wireless carrier industry. These SSP products build on our position as a VM supplier for manufacturers of mobile devices and allow wireless carriers to build valuable Over-The-Air Repair and dynamic capability services. The SSP product became available for lab and market trials in early calendar 2003 and is expected to be available for shipment to customers in the second half of 2003. We have limited history with sales initiatives for new products. Additionally, the sales cycle for the SSP products is expected to take longer than the typical six to nine month cycle of the Jeode product.

Our targeted market is highly competitive.

        Our SSP product line is targeted for the mobile operator and mobile device market. The market for these products is fragmented and highly competitive. This market is also rapidly changing and there are many companies creating products that compete or will compete with ours. As the industry develops, we expect competition to increase in the future. This competition may come from existing competitors or other companies that we do not yet know about. Our main competitors include Bitfone and DoOnGo. The Jeode product line is targeted at the emerging Java-based smart device marketplaces, which are rapidly changing and are characterized by an increasing number of new entrants whose products compete with the Jeode platform.

        If these competitors develop products that are cheaper or provide better capabilities or functionality than our SSP product line, our market share will drop. Many of our current competitors and potential competitors have greater resources than we do, and we might not be able to compete successfully against these companies. Competition could force us to reduce the prices of our products, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers. Our pricing model for our software products is based on a derivative usage model with integration and support and maintenance fees, and may be subject to significant pricing pressures, including buy-out arrangements. Also, the market may demand alternative pricing models in the future. A variety of other potential actions by our competitors, including increased promotion and accelerated introduction of new or enhanced products, could also harm our competitive position.

Fluctuations in our quarterly results could cause the market price of our shares to decline.

        Our quarterly operating results can vary significantly depending on a number of factors. These factors include:

  •
  the volume and timing of orders received during the quarter;

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  the mix of and changes in customers to whom our products are sold;

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  the mix of product and service revenue received during the quarter;

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  the mix of development license fees and commercial use royalties received;

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  the timing and acceptance of new products and product enhancements by us or by our competitors;

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  changes in product pricing;

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  buyouts of commercial use licenses;

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  product life cycles;

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  the level of our sales of third-party products;

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  variances in costs in fixed price contracts;

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  purchasing patterns of customers;

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  competitive conditions in the industry;

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  foreign currency exchange rate fluctuations;

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  business cycles and economic conditions that affect the markets for our products; and

  •
  extraordinary events, such as litigation, and related charges.

        All of these factors are difficult to forecast. Our future operating results may fluctuate due to these and other factors, including our ability to continue to develop innovative and competitive products. An increasing amount of our sales orders involve products and services that yield revenue over multiple quarters or upon completion of performance. If license agreements entered into during a quarter do not meet our revenue recognition criteria, even if we meet or exceed our forecast of aggregate licensing and other contracting activity, it is possible that our revenues would not meet expectations. Due to all of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be viewed as an indication of our future performance. In the past, we have experienced actual performance that did not meet financial market expectations. It is likely that, in some future quarters, our operating results will again be below the expectations of stock market analysts and investors.

International sales of our products, which we expect to comprise a significant portion of total revenues, expose us to the business and economic risks of international operations.

        Sales from outside of the United States accounted for approximately 22% and 5% of our total revenue for the three months ended March 31, 2003 and 2002, respectively, and are expected to increase with the SSP product. We expect to market SSP to mobile operators and terminal manufacturers in Europe. Economic conditions in Europe generally and fluctuations in the value of the euro against the U.S. dollar and British pound sterling could impair our revenues and results of operations. International operations are subject to a number of other risks. These risks include:

  •
  foreign government regulation;

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  reduced protection of intellectual property rights in some countries where we do business;

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  longer receivable collection periods and greater difficulty in accounts receivable collection;

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  unexpected changes in, or imposition of, regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

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  potentially adverse tax consequences;

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  the burdens of complying with a variety of foreign laws and staffing and managing foreign operations;

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  general geopolitical risks, such as political and economic instability, hostilities with neighboring countries and changes in diplomatic and trade relationships; and

  •
  possible recessionary environments in economies outside the United States.

Product defects can be expensive to fix and may cause us to lose customers.

        Our software products, like all software products, may have undetected errors or compatibility problems. This is particularly true when a product is first introduced or a new version is released. Despite thorough testing, our products might be shipped with errors. If this were to happen, our products could be rejected by customers, or there might be costly delays in correcting the problems. Our products are increasingly used in systems that interact directly with the general public, such as in transportation and medical systems. In systems such as these, the failure of our product could cause substantial property damage or personal injury, which would expose us to product liability claims. Our products are used for applications in business systems where the failure of our product could be linked to substantial economic loss. Our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims. It is likely, however, that these provisions are not effective in all circumstances and in all jurisdictions. We may not have adequate insurance against product liability risks and renewal of our insurance may not be available to us on commercially reasonable terms. Further, our errors and omissions insurance may not be adequate to cover claims.

        As of the date of this report, we have not had any product liability claims or recalls against our Jeode line of products. However, a product liability claim or claim for economic loss brought against us in the future could lead to unexpected large expenses and lost sales. Also, if we ever had to recall our product due to errors or other problems, it would cost us a great deal of time, effort and expense. Our operations depend on our ability to protect our computer equipment and the information stored in our databases against damage by fire, natural disaster, power loss, telecommunications failure, unauthorized intrusion and other catastrophic events. We believe we have taken prudent measures to reduce the risk of interruption in our operations. However, these measures might not be sufficient. As of the date of this report, we have not experienced any major interruptions in our operations because of a catastrophic event.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to successfully manage our business or sell our products.

        Our future performance depends to a significant degree upon the continued contributions of our key management, product development, sales, marketing and operations personnel. We do not have agreements with any of our key personnel that require them to work for us for a specific term, and we do not maintain any key person life insurance policies. We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing and operations personnel, many of whom are in great demand. Competition for qualified personnel can be intense in the San Francisco bay area, where our U.S. operations are headquartered.

If we fail to protect our intellectual property rights, competitors could introduce similar or superior products, and we could lose market share.

        We depend on our proprietary technology. Despite our efforts to protect our proprietary rights, it may be possible for unauthorized third parties to copy our products or to reverse engineer or obtain and use information that we consider proprietary. Our competitors could independently develop technologies that are substantially equivalent or superior to our technologies. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. Effective protection of intellectual property rights may be unavailable or limited in foreign countries. The status of U.S. patent protection in the software industry is not well defined and will evolve as the United States Patent and Trademark Office grants additional patents. Patents have been granted on fundamental technologies in software, and patents may issue that relate to fundamental technologies incorporated into our products.

Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products.

        As the number of patents, copyrights, trademarks and other intellectual property rights in our industry increases, products based on our technology may increasingly become the subject of infringement claims. Third parties could assert infringement claims against us in the future. Infringement claims with or without merit could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, might not be available on terms acceptable to us. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation to determine the validity of any claims, whether or not the litigation is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks. If there is an adverse ruling against us in any litigation, we may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. Our failure to develop or license a substitute technology could prevent us from selling our products.

Some security holders have rights under their warrants to purchase significant numbers of American Depository Shares ("ADSs") at nominal value upon the occurrence of specified events which, if triggered, would dilute the ownership interests of existing security holders.

        Some security holders have rights to be issued additional ADSs by Insignia if the registration statements covering their shares and the shares underlying their warrants are suspended for more than 60 days in any 12 month period. We must issue a total of 252,000 ADSs if we suspend registration statement number 333-51234 for more than the 60 days in any 12 month period, and a total of 65,800 ADSs if we suspend registration statement number 333-57528 for more than the 60 days in any 12 month period. We have not suspended registration statements for more than 60 days in any 12 month period in the past. However, because registration statement number 333-57528 was not declared effective by the Securities and Exchange Commission by May 14, 2001, we made available to certain investors an additional total of 65,800 ADSs. Three of four investors have purchased their ADSs and one investor has yet to purchase the shares available to it. The purchase price shareholders have paid or will pay per additional ADS is the nominal value, or £0.20 per ADS, which is the lowest amount these shares can be purchased under English law. If we issue additional ADSs under these obligations, the ownership interest of existing shareholders will be diluted.

Some security holders have anti-dilution rights, which, if triggered, would dilute the ownership interests of existing security holders.

        Certain investors who participated in our four private placements received warrants which have anti-dilution protections. This means that they are entitled to purchase an additional amount of ordinary shares, in the form of ADSs, if we issue ordinary shares at a price below market price. The anti-dilution protections, if triggered, increase the number of shares which the investors may purchase with their warrants. The exact amount of the increase is not known until the anti-dilution protections are actually triggered. There are two ways the anti-dilution protections can be triggered: (1) if we sell our securities in a transaction, such as a private placement financing, for a price that is lower than the ten day average price of our ADSs before the transaction, or (2) if the warrants issued in those relevant private placements are exercised at a price less than the ten day average price of our ADSs at the time of exercise. The issuance of the warrants to Fusion under the securities subscription agreement triggered these anti-dilution protections. Further, when some of the warrants we issued in the private placements are exercised, anti-dilution protections will likely be triggered. The amount of the anti-dilution adjustment is based on a formula where the lower the price of the our ADSs as quoted on the Nasdaq Stock Market, the greater the potential increase in the number of shares issuable to the warrants due to the anti-dilution protections. Assuming that the warrants are exercised at the lowest exercise price possible under applicable law and pursuant to the terms of their respective agreements, the maximum amount of additional shares issuable to these investors would be approximately 185,000. These anti-dilution adjustments could accelerate and increase the magnitude of a decline in the quoted share price of our ADSs. Warrant holders have the right to purchase an increasing amount of shares during a decline in the price of our ADSs. If the warrant holders exercise their warrants and sell their shares in the open market during this time, downward pressure is added to the price. This can further increase the anti-dilution adjustments for the remaining warrant holders. Short sales of our shares may further the downward pressure on the price of our ADSs. Anti-dilution adjustments and short sales may accelerate and compound a decline in the price of our ADSs. Shareholders will also be diluted as warrant holders gain the right to purchase an increasingly large number of shares due to their anti-dilution protections.

We are at risk of securities litigation which, regardless of the outcome, could result in substantial costs and divert management attention and resources.

        The prices for our ADSs have fluctuated widely in the past. During the 12 months ended March 5, 2003, the closing price per share of Insignia ranged from a high of $1.58 to a recent low of $0.20. Under the rules of The Nasdaq Stock Market, our stock price must remain above $1.00 per share for continued quotation of our shares on the Nasdaq SmallCap Market. Stock price volatility has had a substantial effect on the market prices of securities issued by us and other high technology companies, often for reasons unrelated to the operating performance of the specific companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against high technology companies. We may in the future be the target of similar litigation. Regardless of the outcome, securities litigation may result in substantial costs and divert management attention and resources.

Our investors may have difficulty enforcing judgments against us in U.S. courts because many of our assets and some of our management are located in England.

        Insignia is incorporated under the laws of England and Wales. One of our executive officers and two of our directors reside in England. All or a substantial portion of the assets of these persons, and a significant portion of our assets, are located outside of the United States. It may not be possible for investors to serve a complaint within the United States upon these persons or to enforce against them or against us, in U.S. courts, judgments obtained in U.S. courts based upon the civil liability provisions of U.S. securities laws. There is doubt about the enforceability outside of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely upon U.S. securities laws. The rights of holders of our shares are governed by English law, including the Companies Act 1985, and by our memorandum and articles of association. The rights of holders of our ADSs are also affected by English law. These rights differ from the rights of security holders in typical U.S. corporations.

Insignia has undergone a class action lawsuit and an SEC investigation in the past seven years.

        On April 3, 1996, a class-action lawsuit was filed against us alleging that we misrepresented our business, the strength of our sales force and our financial health. The suit stemmed from our failure to achieve the consensus earnings estimates of research analysts in the first quarter following our initial public offering in November 1995. In August 1997, we reached a memorandum of understanding to settle the suits. Although we never agreed with the allegations, we paid $8.0 million to the plaintiffs, of which our insurance company paid $7.5 million. In February 1997, we restated our financial results for the quarters ended March 31 and June 30, 1996. We revised our revenue and net income numbers downward for these two quarters due to inflated revenues resulting from misstatement of inventory levels of one of our resellers by two of our sales and marketing personnel. We agreed with the SEC to cease and desist from engaging in similar accounting practices. The two Insignia sales and marketing people involved in the revenue misstatement are no longer with Insignia and were forced to pay significant fines. We did not have to pay any fines.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

        From time to time, we enter into derivative financial instruments such as currency option contracts to hedge certain anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. We do not use derivative financial instruments for trading or speculative purposes. Our downside risk with respect to currency option contracts (British pound sterling) is limited to the premium paid for the right to exercise the option. We did not enter into any currency option hedge contracts in the first quarter of 2003 or the first quarter of 2002 and had no option hedge contracts outstanding as of March 31, 2003 or March 31, 2002.

Item 4. Controls and Procedures

        We have evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that the disclosure of required information is timely made in accordance with the Exchange Act and the rules and regulations of the Securities and Exchange Commission. This evaluation was made under the supervision and with the participation of management, including our principal executive officer and principal financial officer within the 90-day period prior to the filing of this Quarterly Report on Form 10-Q. The principal executive officer and principal financial officer have concluded, based on their review, that our disclosure controls and procedures, as defined at Exchange Act Rules 13a-14(c) and 15d-14(c), are effective to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. No significant changes were made to our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

        None

Item 2. Changes in Securities and Use of Proceeds

        None

Item 3. Defaults Upon Senior Securities

        None

Item 4. Submission of Matters to a Vote of Security Holders

        None

Item 5. Other Information

        None

Item 6. Exhibits and Reports on Form 8-K

(a)
Exhibits

        The following exhibits are filed as part of this Report:

Exhibit Number	Exhibit Title
10.78	Asset Purchase Agreement between between Insignia Solutions plc (and subsidiaries) and esmertec A.G. dated March 4, 2003 (incorporated by reference to Exhibit 2.1 on Form 8-K filed on May 8, 2003)
10.79	Debenture Agreement between Insignia Solutions plc (and subsidiaries) and esmertec A.G. dated February 7, 2003 (incorporated by reference to Exhibit 2.2 on Form 8-K filed on May 8, 2003)
10.80	Loan Agreement between Insignia Solutions plc (and subsidiaries) and esmertec A.G. dated February 7, 2003 (incorporated by reference to Exhibit 2.3 on Form 8-K filed on May 8, 2003)
10.81	Guaranty Supplement Agreement between Insignia Solutions Inc. and esmertec A.G. dated February 7, 2003 (incorporated by reference to Exhibit 2.4 on Form 8-K filed on May 8, 2003)
10.82	Security Agreement between Insignia Solutions Inc. and esmertec A.G. dated February 7, 2003 (incorporated by reference to Exhibit 2.5 on Form 8-K filed on May 8, 2003)
10.83	Intellectual Property Agreement between Insignia Solutions plc and esmertec A.G. dated March 4, 2003 (incorporated by reference to Exhibit 2.6 on Form 8-K filed on May 8, 2003)
10.84	Master Distribution and License Agreement between Insignia Solutions plc and smertec A.G. dated March 4, 2003 (incorporated by reference to Exhibit 2.7 on Form 8-K filed on May 8, 2003)
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Chief Executive Officer
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Chief Financial Officer
(b)
Reports on Form 8-K

        None

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2003	INSIGNIA SOLUTIONS PLC (Registrant)
/s/ LINDA C. POTTS LINDA C. POTTS Chief Financial Officer

Signature	Capacity	Date

/s/ MARK E. MCMILLAN Mark E. McMillan	Chief Executive Officer	May 15, 2003
/s/ LINDA C. POTTS Linda C. Potts	Chief Financial Officer,	May 15, 2003

CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark E. McMillan, certify that:

1.
I have reviewed this quarterly report on Form 10-Q of Insignia Solutions plc;

2.
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c)
presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 15, 2003

/s/ MARK E. MCMILLAN Mark E. McMillan Chief Executive Officer

CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Linda C. Potts, certify that:

1.
I have reviewed this quarterly report on Form 10-Q of Insignia Solutions plc;

2.
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c)
presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 15, 2003

/s/ LINDA C. POTTS Linda C. Potts Chief Financial Officer

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PROSPECTUS SUPPLEMENT DATED SEPTEMBER 4, 2003 to Prospectus Dated December 4, 2002
RECENT DEVELOPMENTS
BUSINESS
MANAGEMENT
APPENDIX 1
APPENDIX 2 Quarterly Report on Form 10-Q, as filed on May 16, 2003
INSIGNIA SOLUTIONS PLC
PART I—FINANCIAL INFORMATION
  Item 1. Financial Statements
INSIGNIA SOLUTIONS PLC CONDENSED CONSOLIDATED BALANCE SHEETS (amounts in thousands, unaudited)
INSIGNIA SOLUTIONS PLC CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (amounts in thousands, except per share amounts, unaudited)
INSIGNIA SOLUTIONS PLC CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (amounts in thousands, unaudited)
INSIGNIA SOLUTIONS PLC NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
  Item 3. Quantitative and Qualitative Disclosures About Market Risk
  Item 4. Controls and Procedures
PART II—OTHER INFORMATION
  Item 1. Legal Proceedings
  Item 2. Changes in Securities and Use of Proceeds
  Item 3. Defaults Upon Senior Securities
  Item 4. Submission of Matters to a Vote of Security Holders
  Item 5. Other Information
  Item 6. Exhibits and Reports on Form 8-K
SIGNATURES